  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1996
                                                      REGISTRATION NO. 333-3621
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                        CHANNELL COMMERCIAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    3669                    95-2453261
 (STATE OF INCORPORATION)     (PRIMARY STANDARD           (I.R.S. EMPLOYER
                          INDUSTRIAL CLASSIFICATION    IDENTIFICATION NUMBER)
                                 CODE NUMBER)

                                26040 YNEZ ROAD
                            TEMECULA, CA 92591-9022
                                (909) 694-9160
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                           WILLIAM H. CHANNELL, SR.
                             CHAIRMAN OF THE BOARD
                                26040 YNEZ ROAD
                            TEMECULA, CA 92591-9022
                                (909) 694-9160
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPY TO:

       EDMUND M. KAUFMAN, ESQ.                C.N. FRANKLIN REDDICK III, ESQ.
IRELL & MANELLA LLP 333 SOUTH HOPE STREET, TROOP MEISINGER STEUBER & PASICH LLP
  SUITE 3300 LOS ANGELES, CALIFORNIA          10940 WILSHIRE BLVD., 8TH FLOOR
         90071 (213) 620-1555                   LOS ANGELES, CALIFORNIA 90024
                                                       (310) 824-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET

                               ----------------

            THE FOLLOWING SETS FORTH THE LOCATION IN THE PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1.

     FORM S-1 ITEM NUMBER AND CAPTION              LOCATION IN PROSPECTUS
     --------------------------------              ----------------------
  1. Forepart of the Registration
     Statement and Outside Front Cover      Outside Front Cover Page of
     Page of Prospectus...................  Prospectus
  2. Inside Front and Outside Back Cover
     Pages                                  Inside Front Cover Page of
     of Prospectus........................  Prospectus
  3. Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges...  Prospectus Summary; Risk Factors
  4. Use of Proceeds......................  Use of Proceeds
  5. Determination of Offering Price......  Outside Front Cover Page of
                                            Prospectus; Underwriting
  6. Dilution.............................  Dilution
  7. Selling Security Holders.............  Principal and Selling Stockholders
  8. Plan of Distribution.................  Outside Front Cover Page of
                                            Prospectus; Underwriting
  9. Description of Securities to be
     Registered...........................  Description of Capital Stock
 10. Interests of Named Experts and
     Counsel..............................  Legal Matters
 11. Information with Respect to the
     Registrant
     (a) Description of Business.........   Prospectus Summary; Business;
                                            Management's Discussion and Analysis
                                            of Financial Condition and Results
                                            of Operations; Certain Transactions
     (b) Description of Property.........   Business
     (c) Legal Proceedings...............   Business
     (d) Market Price of and Dividends on
         Common Equity and Related          Outside Front Cover Page of
         Shareholder Matters.............   Prospectus; Underwriting; Principal
                                            and Selling Stockholders;
                                            Description of Capital Stock;
                                            Dividend Policy
     (e) Financial Statements............   Financial Statements
     (f) Selected Financial Data.........   Capitalization; Selected Historical,
                                            Pro Forma and Other Financial
                                            Information
     (g) Supplementary Financial
         Information.....................   Not Applicable
     (h) Management's Discussion and
         Analysis of Financial Condition    Management's Discussion and Analysis
         and Results of Operations.......   of Financial Condition and Results
                                            of Operations
     (i) Changes in and Disagreements
         with Accountants on Accounting
         and Financial Disclosure........   Not Applicable
     (j) Directors and Executive
         Officers........................   Management; Certain Transactions
     (k) Executive Compensation..........   Management
     (l) Security Ownership of Certain
         Beneficial Owners and
         Management......................   Principal and Selling Stockholders
     (m) Certain Relationships and
         Related Transactions............   Certain Transactions
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities..........................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+SUCH STATE.                                                                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION DATED JUNE 26, 1996

                                3,100,000 SHARES


                 [LOGO OF CHANNELL COMMERCIAL CORPORATION]

                                  COMMON STOCK
                                ($.01 PAR VALUE)

  Of the 3,100,000 shares of Common Stock offered hereby, 2,700,000 shares are being sold by Channell Commercial Corporation, a Delaware corporation (the "Company"), and 400,000 shares are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

  Prior to this Offering, there has been no public market for the Company's Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.

  The Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "CHNL."

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
  THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------
                                                   UNDERWRITING                   PROCEEDS TO
                                      PRICE TO    DISCOUNTS AND    PROCEEDS TO      SELLING
                                       PUBLIC     COMMISSIONS(1)    COMPANY(2)    STOCKHOLDER
- ---------------------------------------------------------------------------------------------
Per Share.......................     $              $               $              $
- ---------------------------------------------------------------------------------------------
Total(3)........................     $              $               $              $
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements.
(2) Before deducting estimated expenses of $600,000 payable by the Company.
(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to an additional 465,000 shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Stockholder will be $          ,
    $           , $           and $            , respectively. See
    "Underwriting."

  The shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or
about             , 1996 at the offices of Schroder Wertheim & Co.
Incorporated, New York, New York.

SCHRODER WERTHEIM & CO.                                        SMITH BARNEY INC.

                                         , 1996

[CHANNELL LOGO]                                   [PHOTO APPEARS HERE]








                                    [PHOTO APPEARS HERE]







[PHOTO APPEARS HERE]                CHANNELL COMMERCIAL CORPORATION is a leading
                                    designer, manufacturer and marketer of
                                    injection-molded thermoplastic enclosures used by cable television ("CATV") operators and local ("Telecom") telephone companies worldwide.

                                    TOP RIGHT: The Company's injection-molded enclosure products house, protect and provide access to the network electronics used in the delivery of CATV services.

                                    MIDDLE: The Company's headquarters and
                                    custom-designed manufacturing facilities are located in Temecula, California.

                                    BOTTOM LEFT: The Company's rotational-molded enclosure products are considered state-of-the-industry for many applications.



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all information, including financial data, in this Prospectus has been adjusted to give pro forma effect to the transactions described below under "Reorganization and Termination of S Corporation Status," including the merger of Channell Commercial Corporation, a California corporation (the "Predecessor"), into Channell Commercial Corporation, a Delaware corporation (the "Company"), (ii) all references in this Prospectus to the Company include the Company and the Predecessor, and (iii) the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

  For a definition of certain terms used herein, see "Glossary of Terms" on page G-1 hereof.

                                  THE COMPANY

  The Company is a leading designer, manufacturer and marketer of precision-molded thermoplastic enclosures used by cable television ("CATV") operators and local telephone companies worldwide. The Company believes it was the first to design, manufacture and market thermoplastic enclosure products for use in the communications industry on a wide scale, and the Company believes it currently supplies a substantial portion of the enclosure product requirements of a number of major CATV and telephone company operators. The Company's products house, protect and provide access to advanced telecommunications electronics and transmission media, including coaxial cable, copper wire and optical fibers, used in the delivery of CATV and telephone services. The products are deployed within the portion of the local signal delivery network, commonly known as the "outside plant," that connects the network provider's signal origination office with residences and businesses. Enclosure products are critical components of outside plants, providing protection against weather and vandalism, access for technicians who maintain and manage the outside plant and, in some cases, dissipation of heat created by active electronic hardware. CATV operators and local telephone companies rely significantly on manufacturers of protective enclosures because any material damage to the signal delivery networks is likely to disrupt communication services. The Company also designs and manufactures a series of termination blocks, brackets and cable management devices that are mounted inside its enclosure products, and the Company markets a variety of complementary products manufactured by third parties, including grade level boxes and cable-in-conduit, in order to provide a full system solution to meet its customers' outside plant requirements.

  From 1991 to 1995, the Company's net sales increased from $15.9 million to $41.0 million, a compounded annual growth rate of 26.7%. During the same period, after giving pro forma effect to certain transactions to be consummated in connection with the Offering, the Company's adjusted net income increased from $0.5 million to $6.4 million, a compounded annual growth rate of 90.1%. The Company's net sales and adjusted net income increased from $9.2 million and $1.1 million, respectively, in the first quarter of 1995 to $10.3 million and $1.6 million, respectively, in the first quarter of 1996.

  The Company has a leading share of the CATV market for enclosures in the United States and Canada (based upon the portion of enclosure product requirements of major CATV operators sold by the Company) and markets a wide range of products to local telephone companies. In the last few years, the Company began to expand its marketing efforts internationally, with product sales in South America, the Pacific Rim, the Middle East and Europe. As part of its strategy, the Company expects to continue to expand its international presence in the future. During 1995, the Company shipped products to more than 4,000 customer locations. The Company's customers include many of the largest CATV operators and local telephone companies in the world. In the United States, major customers (determined based upon the level of sales to the customers by the Company) include BellSouth, Comcast, Continental Cablevision, GTE, TCI and Time Warner. Of these, TCI and Time Warner were the only customers representing more than 10% of the Company's net sales in 1995. In international markets, the Company's major customers (determined in the same manner) in its principal geographic markets include Bricast/VisionStream (Australia), Cable Systems Media (Israel) and Rogers Communications (Canada) (none of which represented more than 10% of the Company's net sales in 1995).

   The communications industry is experiencing rapid expansion, both domestically and internationally, in response to a number of factors, including
(i) developments in high-speed communications technologies for video, voice and data transmission and internet access via cable modem, (ii) the convergence occurring within the CATV and telecommunications industries, (iii) consumer demand for enhanced communications services, and (iv) a changing regulatory and competitive environment. The Company's customers are responding to these changes by expanding, rebuilding and upgrading their signal delivery networks. These activities generate demand for the types of highly engineered enclosures and related outside plant products offered by the Company.

  The Company's enclosure products are designed to provide superior environmental sealing and protection, heat dissipation, easy access for cable routing and network management by technicians who maintain outside plant facilities, compatibility with a variety of signal delivery network architectures, versatility to accommodate network growth, security and aesthetic appeal. The Company believes that it offers the broadest line of enclosure products for use in the CATV industry. Many of the Company's thermoplastic enclosure products are now considered state-of-the-industry, having received field testing and other approvals and standardization certifications from major CATV and telephone company operators, and are often used to replace enclosure products constructed of sheet metal and other materials that previously had been the industry standard. Examples of innovative products developed by the Company include its low profile (i.e., close to the ground) enclosures that permit 360 degree access by technicians and pedestals that provide for mechanical sealing that is maintained without the need for gels, compounds or heat shrinkage. Such features, in addition to other product improvements developed by the Company over many years, received U.S. patent protection and improve the performance and ease of use of the Company's products in its customers' outside plant systems. The Company's products are sold primarily through a direct sales force of technically trained salespeople who use an application-based, complete system approach in marketing to customers.

  The Company's products are manufactured at its custom designed, 160,000 square foot facility in Temecula, California, which was originally constructed in 1989. An adjacent 100,000 square foot building is also being constructed and is expected to be completed in July 1996, which the Company will lease. The Company's vertically integrated and modern manufacturing processes enable the Company to control each step in the manufacturing process, including product design and engineering, custom tool and die construction, molding, wiring, assembly and packaging. The Company's vertical integration and manufacturing expertise enable it to tailor its products to satisfy customer demands rapidly and efficiently. In particular, the Company's in-house product design and engineering together with its manufacturing expertise enable the Company to provide timely solutions to its customers' product design and engineering needs at a lower cost than would be incurred if outside design and engineering services were required to be employed.

  The Company's strategy is to capitalize on opportunities in the growing and changing global communications industry by providing enclosures and complementary products to meet the needs of its customers' evolving communications networks. The Company's wide range of products, manufacturing expertise, application-based sales and marketing approach and reputation for high quality products address key requirements of its customers. Principal elements of the Company's strategy include the following:

  CONTINUE TO FOCUS ON CORE CATV BUSINESS. The Company intends to capitalize on its position as a leading designer, manufacturer and marketer of broadband enclosures for the CATV industry in the United States and Canada through new product development for both domestic and international market applications. The Company has positioned itself to participate in continued CATV network construction and upgrades that are designed to improve service quality and expand network capacity in order to prepare CATV operators for new competition in the broadband services market. These expansions and upgrades will enable CATV operators to accommodate increased consumer demand for internet access via cable modem, telephony and enhanced video services. From 1993 to 1995, the Company's net sales to the CATV industry increased from $20.4 million to $35.4 million, representing a compounded annual growth rate of 31.7%.

  INCREASE SALES TO LOCAL TELEPHONE COMPANIES. The Company seeks to leverage its in-depth knowledge of, and expertise in, the broadband telecommunications and telephone markets to provide innovative enclosure solutions for the telephone industry. From 1993 to 1995, the Company's net sales to local telephone companies increased from $3.3 million to $5.6 million, representing a compounded annual growth rate of 29.7%. The Company intends to continue to invest in the development of a broader range of products designed specifically for telephone market applications. The Company has already achieved significant success in marketing its traditional CATV/broadband products to local telephone companies which have been designing and deploying broadband networks to deliver competitive video and data services. The Company will continue to target this market for growth.

  EXPAND INTERNATIONAL PRESENCE. Management believes that international markets offer significant opportunities for increased sales in both the CATV and telephone segments. From 1993 to 1995, the Company's international net sales increased from $3.4 million to $6.1 million, representing a compounded annual growth rate of 34.4%. Trends expected to result in international growth opportunities include the deregulation and privatization of telecommunications in many international markets, the focus of numerous countries on building, expanding and enhancing their communications systems in order to participate fully in the information-based global economy, and multi-national expansion by many U.S.-based network carriers. The Company will concentrate on expansion in international markets that are characterized by deregulation or privatization of telecommunications and the availability of capital for the construction of signal delivery networks.

  DEVELOP NEW PRODUCTS AND ENTER NEW BUSINESS SEGMENTS. The Company continues to leverage its core capabilities by developing innovative products that meet the changing needs of its customers. The Company has a proven record in designing, developing and manufacturing "next generation" products that provide solutions for its customers and offer differential advantages over other suppliers to the industry. In addition, the Company will seek to diversify its customer base by developing new products for customers outside the communications industry that require enclosure products, such as the utility industry.

                                  THE OFFERING

Common Stock offered by:
  The Company...................... 2,700,000 shares
  The Selling Stockholder..........   400,000 shares
Common Stock to be outstanding
 after the Offering................ 8,837,000 shares(1)
Use of Proceeds.................... Distributions and payments to Existing
                                    Stockholders in connection with the
                                    termination of the Company's S corporation
                                    status, new product development, repayment
                                    of indebtedness and general corporate
                                    purposes.
Nasdaq National Market symbol...... CHNL

- --------
(1) Excludes approximately 525,000 shares of Common Stock subject to stock options to be issued to certain of the Company's employees and directors (including 100,000 stock options being issued to William H. Channell, Jr., the Company's President) under the Company's 1996 Incentive Stock Plan at the time of the Offering with an exercise price equal to the initial public offering price per share. These options become exercisable in three equal annual installments beginning on the first anniversary of the date of issuance. See "Management--1996 Incentive Stock Plan."

         SUMMARY HISTORICAL, PRO FORMA AND OTHER FINANCIAL INFORMATION

                 (amounts in thousands, except per share data)

  The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the notes thereto included in this Prospectus. Data for the Company's fiscal years ended December 31, 1993, 1994 and 1995 are derived from the Company's audited Financial Statements and the notes thereto included in this Prospectus. Data for the Company's fiscal years ended December 31, 1991 and 1992 and the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements, which the Company believes contain all necessary adjustments, consisting only of normal recurring adjustments, necessary to present fairly, and in accordance with generally accepted accounting principles, the Company's financial position and results of operations for the periods presented. Financial results for the three months ended March 31, 1995 and 1996 presented below are not necessarily indicative of results of operations for a full fiscal year.

                                                                         THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                    MARCH 31,
                          -------------------------------------------  ----------------------
                           1991     1992     1993     1994     1995      1995        1996
                          -------  -------  -------  -------  -------  --------- ------------
OPERATING DATA:
Net sales...............  $15,893  $19,006  $23,713  $34,504  $40,972   $ 9,225    $10,279
Gross profit............    4,381    6,465    8,879   14,754   17,913     3,738      4,541
License fees(1).........      602      690    1,039    1,560    2,035       458        531
Income from operations..      778    2,130    3,173    7,183    9,171     1,633      2,189
Income before income
 taxes..................      542    1,890    3,007    7,027    8,832     1,543      2,124
Pro forma net income(2).      296    1,099    1,816    4,129    5,377       927      1,279
Pro forma net income per
 share(3)...............                                         0.72                 0.17
Pro forma weighted
 average shares
 outstanding(3).........                                        7,451                7,451
OTHER DATA:
Gross margin(4).........     27.6%    34.0%    37.4%    42.8%    43.7%     40.5%      44.2%
Operating margin(5).....      4.9     11.2     13.4     20.8     22.3      17.7       21.3
EBITDA(6)...............  $ 1,389  $ 2,785  $ 3,949  $ 8,255  $10,583   $ 2,048    $ 2,591
Capital expenditures....      917    1,172    1,480    5,851    2,160     1,030        472
ADJUSTED FINANCIAL
 DATA(7):
Net sales (as
 historically reported).  $19,006  $23,713  $34,504  $40,972  $ 9,225   $10,279
Adjusted EBITDA(8)......    1,716    3,200    4,713    9,540   12,343     2,437      3,053
Adjusted income from
 operations.............    1,105    2,545    3,937    8,468   10,931     2,022      2,651
Adjusted operating
 margin(9)..............      7.0%    13.4%    16.6%    24.5%    26.7%     21.9%      25.8%
Adjusted net income.....  $   492  $ 1,349  $ 2,274  $ 4,899  $ 6,431   $ 1,149    $ 1,555
Adjusted net income per
 share(10)..............                                         0.86                 0.21
                                                                      MARCH 31, 1996
                                                              -------------------------------
                                                                          PRO         AS
                                                              ACTUAL   FORMA(11) ADJUSTED(12)
                                                              -------  --------- ------------
BALANCE SHEET DATA:
Current assets..........                                      $10,004   $10,206    $23,766
Total assets............                                       20,655    21,529     35,089
Long-term obligations
 (including current
 maturities)............                                        2,883     2,883        --
Stockholders' equity
 (deficit)..............                                       13,263      (988)    31,055

     NOTES TO SUMMARY HISTORICAL, PRO FORMA AND OTHER FINANCIAL INFORMATION

                 (amounts in thousands, except per share data)

 (1) License fees represent the amounts paid by the Company to William H. Channell, Sr., the Company's Chairman of the Board and Chief Executive Officer, for the use of the Channell Patents (as defined below). Prior to the consummation of the Offering, these patents will be sold to the Company, the license fee arrangement with Mr. Channell, Sr. will be terminated and, thereafter, the Company will no longer pay any license fees with respect to the Channell Patents. See "Reorganization and Termination of S Corporation Status."

 (2) Prior to the Offering, the Company was an S corporation for federal and state income tax purposes. The pro forma presentation reflects a provision for income taxes as if the Company had always been a C corporation, at an assumed effective tax rate of approximately 41% less tax credits. Such presentation does not reflect the adjustments set forth in note (7) below. The effect of the Company's use of a portion of the net proceeds of the Offering to repay outstanding bank indebtedness (see "Use of Proceeds") has not been reflected in pro forma net income or pro forma net income per share because the impact is not material.

 (3) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average shares outstanding. Pro forma weighted average shares outstanding include 1,314 of the shares offered hereby by the Company at an assumed price of $13.00 per share, the net proceeds of which will be used to fund the distributions and payments in connection with the Termination of the Company's S Corporation Status (as defined below). See "Reorganization and Termination of S Corporation Status."

 (4) Gross margin is gross profit as a percentage of net sales.

 (5) Operating margin is income from operations as a percentage of net sales.

 (6) EBITDA represents income from operations before interest and income taxes, plus depreciation and amortization expense. EBITDA is not intended to represent cash flow, operating income or any other measure of performance in accordance with generally accepted accounting principles, but is included here because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt.

 (7) The adjusted financial data reflects, in addition to the pro forma adjustments referred to in note (2) above, (i) the elimination of the expense for the license fees payable to Mr. Channell, Sr., and related income tax impact, which license fees are being terminated as part of the Termination of the Company's S Corporation Status, and (ii) an increase in Mr. Channell, Sr.'s annual base salary from $225 to $500 in connection with the Offering. See "Reorganization and Termination of S Corporation Status" and "Management--Employment Contracts." Upon consummation of the Offering, the Company also intends to increase the base salary of William
     H. Channell, Jr., the Company's President, from $350 to $500 (which increase has not been reflected in the adjusted financial data because Mr. Channell, Jr.'s actual total compensation in 1995 exceeded $500) and to grant a cash bonus of $200 to each of Gary W. Baker, the Company's Chief Financial Officer, Dale C. Wooding, the Company's Vice President, Manufacturing, and Edward J. Burke, the Company's Vice President, Engineering, which bonus will be earned and payable in three equal installments on each of December 31, 1997, 1998 and 1999, provided such executive officer remains employed by the Company and subject to continued payment in the event of the death of the executive officer. See "Management--Executive Compensation."

 (8) Adjusted EBITDA represents adjusted income from operations before interest and income taxes, plus depreciation and amortization expense. See note (6) above.

 (9) Adjusted operating margin is adjusted income from operations as a percentage of net sales.

(10) Adjusted net income per share is adjusted net income divided by 7,451 pro forma weighted average shares outstanding.

(11) The pro forma adjustments set forth in this column give effect to the Termination of the Company's S Corporation Status. See note (2) above.

(12) Adjusted to reflect the Termination of the Company's S Corporation Status and the sale of 2,700 shares of Common Stock by the Company in the Offering and the application of the net proceeds therefrom.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. The following is not intended as, and should not be considered, an exhaustive list of relevant factors.

OBSOLESCENCE; UNCERTAINTY OF MARKET ACCEPTANCE OF NEW PRODUCTS

  The communications industry is characterized by rapid technological change. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. For example, satellite, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need for wire-line networks. To date, however, the Company believes that these technologies have not had a significant impact on the demand for traditional wire-line network based services, and management anticipates that a number of factors, including network capacity requirements, existing investments in wire-line networks, security and long-term cost effectiveness, will result in continued growth of wire-line networks. However, there can be no assurance that future advances or further development of these or other new technologies will not have a material adverse effect on the Company's business. Further, the Company's growth strategies are designed, in part, to take advantage of opportunities that the Company believes are emerging as a result of the development of enhanced voice, video and other transmission networks and internet access in the CATV and telecommunications industries. There can be no assurance that demand resulting from these emerging trends will develop rapidly or that the Company's products will meet with market acceptance.

IMPORTANCE OF NEW PRODUCT DEVELOPMENT TO GROWTH

  The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the communications industry may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. Although the Company's manufacturing and marketing expertise has enabled it to successfully develop and market new products in the past, any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, operating results and financial condition. Of the net proceeds of this Offering, the Company currently expects that approximately $7.0 million to $10.0 million will be used for new product development projects. See "Use of Proceeds."

CONCENTRATION OF CUSTOMERS; LIMITED BACKLOG

  The Company's core business consists of enclosure product sales to the CATV market. Such sales comprised approximately 86% of the Company's total net sales in each of 1993, 1994 and 1995. The CATV industry is concentrated, with relatively few cable operators accounting for a large percentage of the Company's available market. Consequently, while the Company shipped product to over 4,000 customer locations in 1995, its five largest customers (by sales volume) accounted for 47.9% of the Company's total net sales in 1995. Two customers, TCI and Time Warner, accounted for 17.5% and 15.6%, respectively, of the Company's total net sales during the period.

  The Company's customers typically require prompt shipment of the Company's products. As a result, the Company has historically operated with a relatively small backlog, and sales and operating results in any quarter are principally dependent upon orders booked and products shipped in that quarter. Further, the Company's customers generally do not enter into long-term supply contracts providing for future purchase commitments for the Company's products. These factors, when combined with the Company's operating leverage (see "Operating

Leverage" below) and the need to incur certain capital expenditures and expenses in part based upon the expectation of future sales, results in the Company's operating results being at risk to changing customer buying patterns. If sales levels in a particular period do not meet the Company's expectations, operating results for that period may be materially and adversely affected.

  The industries in which the Company operates are highly competitive. The Company believes that many of its customers periodically review their supply relationships and alter buying patterns based upon their current assessment of the products and pricing available in the marketplace. This periodic review can and does result in significant changes from fiscal period to fiscal period in the level of purchases of the Company's products by specific customers. The Company understands that TCI is currently conducting such a review. TCI indicated that its review is prompted in part by the high concentration of its outside plant enclosure product purchases from the Company (TCI informed the Company that, in recent periods, the Company provided a substantial majority of outside plant enclosure products to TCI), and TCI's desire to secure additional sources of supply. Further, TCI indicated that, for certain applications, price, technical factors and performance characteristics may result in the selection of metal or other types of enclosure products rather than thermoplastic enclosures. Based upon TCI's perception of the relative costs and benefits of thermoplastic versus metal enclosures and other business considerations, it is possible that the Company's sales to TCI may be reduced. However, the Company believes that, for most applications, thermoplastic enclosures perform as well or better than metal enclosures in all significant performance categories, and that the superior performance of thermoplastic enclosures is evidenced by the growth of the Company's market share in the CATV segment of the market, where plastic is now the primary material used in enclosure products. For this reason, among others, the Company believes that it will continue to supply a significant portion of TCI's outside plant enclosure requirements, although there can be no assurance in this regard.

DEPENDENCE ON THE COMMUNICATIONS INDUSTRY

  The Company's sales to the communications industry represent substantially all of the Company's historical sales and are expected to continue to do so for the foreseeable future. Within that industry, 86.4% of the Company's total net sales in 1995 were derived from domestic and international sales to the CATV segment, with 33.1% of total net sales for that year attributable to two customers in that industry, TCI and Time Warner. The Company expects that sales to the CATV industry will continue to represent a substantial portion of its total sales. Demand for products to this segment depends primarily on capital spending by cable operators for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by cable operators to financing, government regulation of cable operators, demand for cable services and technological developments in the broadband communications industry. The Company's remaining sales in 1995 were derived from the telecommunications industry, primarily local telephone operators. Although local telephone operators may have greater access to capital than many cable operators, the same factors dictating the demand for products in the CATV segment of the industry also apply to the local telephone segment. Thus, the Company's success is dependent upon continued demand for products used in signal transmission systems from the communications industry generally, including both CATV and telephone, which may be affected by factors beyond the Company's control, including the convergence of voice, data and video transmission systems occurring within the CATV and telephone markets, continuing consolidation of companies within those markets and the provision of internet access by cable operators and local telephone companies. See "Business-- Customers."

PRICE FLUCTUATIONS OF RAW MATERIALS; AVAILABILITY OF COMPLEMENTARY PRODUCTS

  The Company's cost of sales may be materially adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes, including resin. The Company does not engage in hedging transactions for such materials, although it periodically enters into contracts for certain raw materials for as much as one year or more. There can be no assurance that price increases in raw materials can be passed on to the Company's customers through increases in product prices. In addition, in order to position itself as a full-line product supplier, the Company relies on certain manufacturers to supply products that complement the Company's own product line, including grade level boxes and cable-in-conduit. Although the Company believes there are multiple sources of supply for these products, disruptions or delays in the supply of such products could have a material adverse effect on sales of the Company's own products. See "Business--Raw Materials; Availability of Complementary Products."

IMPACT OF OPERATING LEVERAGE IN THE EVENT OF SALES DECLINE

  Because of the relatively high percentage of fixed costs for rent, product development, engineering, tooling and related fixed manufacturing costs as a percentage of total costs, the Company's ability to maintain its historic profitability is dependent on generating a sufficient volume of product sales, thereby spreading fixed costs over the sales base. In fiscal 1995, such fixed costs as a percentage of total costs were 33.5%. Due to this "operating leverage," a reduction in sales or the rate of sales growth could have a disproportionately adverse effect on the Company's financial results.

SEASONALITY AND FLUCTUATIONS IN OPERATING RESULTS

  The Company's business is somewhat seasonal in nature, with the first and fourth quarters generally reflecting lower sales due to the impact of adverse weather conditions on construction projects that may alter or postpone the needs of customers for delivery of the Company's products. The Company's operating results may also fluctuate significantly from quarter to quarter due to several other factors, including the volume and timing of orders from, and shipments to, major customers, the timing of new product announcements and the availability of products by the Company or its competitors, the overall level of capital expenditures by CATV operators and local telephone companies, market acceptance of new and enhanced versions of the Company's products, variations in the mix of products the Company sells, and the availability and cost of raw materials. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  International sales accounted for 14.4%, 13.2% and 14.8% of the Company's net sales in 1993, 1994 and 1995, respectively, and the Company expects that international sales may increase as a percentage of sales in the future. Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that these risks of conducting business internationally will not have a material adverse effect on the Company's business.

COMPETITION

  The industries in which the Company operates are highly competitive. Further, in connection with the anticipated growth in the communications industry generally and demand for products required in signal transmission networks in particular, the level and intensity of competition may increase in the future. In the telephone segment of the industry, the Company's competition includes a company that has a significant market share. While the Company's net sales to this segment have increased from $3.3 million in 1993 to $5.6 million in 1995, representing a compounded annual growth rate of 29.7%, and the Company's strategy includes continued focus on increasing sales to this segment, there can be no assurance that the Company will be able to compete successfully against that company or other competitors, many of which may have access to greater financial resources than the Company. See "Concentration of Customers; Limited Backlog" and "Business--Competition."

DISRUPTIONS AT THE COMPANY'S MANUFACTURING FACILITY; LEASE WITH RELATED PARTY

  All of the Company's manufacturing operations are currently located at the Company's facility in Temecula, California, which also includes the Company's principal warehouse and corporate offices. The Company's success depends in large part on the orderly operation of this facility. Because the Company's manufacturing operations and administrative departments are concentrated at this facility, a fire, earthquake or other disaster at this facility could materially and adversely affect its business and results of operations. The Company maintains standard property and earthquake insurance on this facility as well as business interruption insurance and back-up data systems. See "Business--Properties."

  The Company currently leases the Temecula facility from William H. Channell, Sr., a principal stockholder and Chairman of the Board and Chief Executive Officer of the Company. Annual rental expense for this property was approximately $650,000 from 1993 through 1995. An adjacent 100,000 square foot building is being constructed and is expected to be completed in July 1996. This building is also being leased from Mr. Channell, Sr. and requires annual rental payments of $420,000 commencing upon completion of construction. The Company believes the terms of these leases are no less favorable than would be available from an unrelated third party after arms' length negotiations. Although the Company has renewal options through the year 2015 under these leases, there can be no assurance that the Company and Mr. Channell, Sr. will be able to agree on renewal terms for the properties currently leased by the Company. The failure of the Company to renew the leases would require the Company to relocate its existing facilities. See "Certain Transactions."

DEPENDENCE ON KEY PERSONNEL

  The future success of the Company depends in part on its ability to attract and retain key executive, engineering, marketing and sales personnel. Key personnel of the Company include William H. Channell, Sr., the Chairman of the Board and Chief Executive Officer, William H. Channell, Jr., the President, and the other executive officers of the Company listed under "Management-- Executive Officers and Directors." Competition for qualified personnel in the communications industry is intense, and the loss of certain key personnel could have a material adverse effect on the Company. The Company has entered into employment contracts with Mr. Channell, Sr. and Mr. Channell, Jr. See "Management--Employment Contracts."

CHANGING REGULATORY ENVIRONMENT

  The communications industry is subject to regulation in the United States and other countries. Federal and state regulatory agencies regulate most of the Company's domestic customers. On February 1, 1996, the United States Congress passed the Telecommunications Act of 1996 (the "Telecommunications Act"), which the President signed into law on February 8, 1996. The Telecommunications Act lifts certain restrictions on the ability of companies, including RBOCs and other customers of the Company, to compete with one another and generally reduces the regulation of the communications industry. While the Company believes that the deregulation of the communications industry may increase the Company's opportunities to provide solutions for its customers' signal transmission network needs, the effect of the Telecommunications Act on the market for the Company's products is difficult to predict at this time, and there can be no assurance that competition in the Company's markets will not intensify as a result of such deregulation. Changes in current or future laws or regulations, in the United States or elsewhere, could materially adversely affect the Company's business.

UNCERTAIN ABILITY TO MANAGE GROWTH; RISKS ASSOCIATED WITH IMPLEMENTATION OF NEW MANAGEMENT INFORMATION SYSTEM

  The growth in the Company's business has required, and is expected to continue to require, significant Company resources in terms of personnel, management and other infrastructure. The Company's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new employees into its overall operations and to continue to improve its operational, financial and management information systems. In particular, in 1996, the Company intends to implement a new management information system ("MIS"). The Company believes the new MIS will significantly affect many aspects of its business, including its accounting, operations, purchasing, sales and marketing functions. The successful implementation of this system will be important to the Company's provision of services and to facilitate future growth. If the Company is not successful in implementing its MIS or if the Company experiences difficulties in such implementation, the Company could experience problems with delivery of its products or an adverse impact on its ability to access financial and accounting information on a timely basis.

ENVIRONMENTAL MATTERS

  The Company is subject to a wide variety of federal, state and local environmental laws and regulations and uses a limited number of chemicals that are classified as hazardous or similar substances. Although management believes that the Company's operations are in compliance in all material respects with current environmental laws and regulations, the Company's failure to comply with such laws and regulations could have a material adverse effect on the Company. See "Business--Regulation."

POSSIBLE VOLATILITY OF STOCK PRICE; NO PRIOR PUBLIC MARKET

  The market price of shares of the Company's Common Stock may be highly volatile. Factors such as announcements of technological innovations or new products by the Company or its competitors, developments in patent or other proprietary rights by the Company or its competitors, litigation, fluctuations in the Company's operating results, market conditions for emerging growth stocks or communications industry stocks in general, regulatory developments affecting the communications industry, and other factors outside the control of the Company, could have a significant impact on the future price of the Common Stock. Immediately prior to the Offering, there has been no public market for any of the Company's securities. There can be no assurance that a regular trading market will develop in the Common Stock.

EFFECT ON STOCK PRICE OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws and of Delaware law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock-- Delaware Law and Certain Charter and Bylaw Provisions."

CONTROL BY PRINCIPAL STOCKHOLDERS

  Immediately following the Offering, members of the Channell family (or entities controlled by them) will own 64.9% of the outstanding Common Stock (59.7% if the Underwriters' over-allotment option is exercised in full). As a result of their interests in the Company, the members of the Channell family together will be able to elect a majority of the Board of Directors and control the management and affairs of the Company.

BENEFITS TO INSIDERS FROM THE OFFERING

  The officers, directors and principal stockholders of the Company will receive certain payments and other benefits in connection with the Offering. Among other things, the Company will declare a cash dividend (currently estimated to aggregate $12.5 million) to the existing stockholders of the Company, representing all of the Company's S corporation "accumulated adjustments account" remaining upon termination of the Company's S corporation status; the Company will purchase certain patents utilized by the Company in its business that were previously owned by William H. Channell, Sr. for aggregate cash consideration of $3.1 million; the Selling Stockholder will sell 400,000 shares of Common Stock (865,000 if the underwriters' over-allotment option is exercised in full) at the initial public offering price; and the officers and directors will enter into various new employment, compensatory and indemnity arrangements with the Company. See "Reorganization and Termination of S Corporation Status," "Use of Proceeds," "Management" and "Description of Capital Stock."

LIMITATION ON DIVIDENDS

  The Company's policy is to retain its future earnings to finance the growth and development of its business and the Company does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

IMPACT ON PUBLIC TRADING MARKET OF SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of the Company's Common Stock could adversely affect the market price of the Common Stock. Members of the Channell family or entities controlled by them will hold a significant portion of the Company's outstanding Common Stock following the Offering, and a decision by one or more of them to sell their shares could adversely affect the market price of the Common Stock. The Company and each of the Channell Family Trust dated June 29, 1990, as amended (the "Channell Family Trust"), William H. Channell, Jr., Carrie S. Rouveyrol and the Taylor Family Trust dated June 5, 1996 (the "Taylor Family Trust") have entered into contractual "lock-up" agreements with the Representatives of the Underwriters providing that, except for shares sold pursuant to the Offering, they will not offer, sell, contract to sell or otherwise dispose of the shares of Common Stock of the Company owned by them for a period of 180 days after the effective date of the Offering without the prior written consent of Schroder Wertheim & Co. Incorporated, subject to certain exceptions. Following the 180-day lock-up period, 5,737,000 shares (5,272,000 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for sale in the public market pursuant to Rule 144 or other exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). In general, under Rule 144, a holder who is an "affiliate" of the Company will be able to sell, without registration under the Securities Act, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the total number of outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks preceding the sale. These volume limits will not apply to a sale by a non-affiliate who has held his or her stock for more than three years or to any sale that is registered under the Securities Act. Ms. Rouveyrol and the Taylor Family Trust have agreed that, during the two-year period following the date of this Prospectus, unless otherwise permitted by the Representatives, any sales of shares of Common Stock by them will be subject to the volume limitations of Rule 144 of the Securities Act, without regard to whether they are otherwise legally obligated to comply with such limitations. See "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

  Purchasers of the Common Stock in this Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

            REORGANIZATION AND TERMINATION OF S CORPORATION STATUS

  In connection with the Offering, the following transactions have been or will be effected:

  Merger of Predecessor Into Company. In contemplation of the Offering, the Predecessor was merged with and into the Company, with the Company being the surviving entity in the merger (the "Merger"). As part of the Merger, the Predecessor's existing stockholders (the "Existing Stockholders") were issued
12.274 shares of the Company's Common Stock in exchange for each outstanding share of the Predecessor's Common Stock.

  Termination of S Corporation Status. Since 1990, the Company has been an S corporation for both federal and state income tax purposes. Prior to the consummation of the Offering, however, the Company's S corporation election will be terminated (the "S Corporation Termination"). As a result of the Company's S corporation status, since 1990 through the date immediately preceding the date of the S Corporation Termination (the "Termination Date"), the Company's earnings have been and will be taxed for federal income tax purposes directly to the Existing Stockholders, rather than to the Company. Other than a tax imposed on S corporations by the State of California (currently 1.5% of income), state income taxes on earnings also have been the responsibility of the Existing Stockholders. On the Termination Date, the Company will become subject to federal and state corporate income taxes. The Company paid an aggregate of $12.0 million in S corporation distributions to the Existing Stockholders from January 1, 1993 through April 30, 1996.

  Upon the S Corporation Termination, the Company will record deferred tax assets on its balance sheet with a corresponding credit to its statement of operations, which will ultimately increase retained earnings. The pro forma deferred tax assets, relating to temporary differences in the carrying value of certain assets for book and tax purposes, were approximately $0.8 million.

  Prior to the closing of the Offering, the Company will declare a dividend (currently estimated to aggregate $12.5 million) to the Existing Stockholders representing all of the Company's S corporation "accumulated adjustments account" remaining at that time (the "S Corporation Distribution"). An estimate of the S Corporation Distribution will be paid immediately upon the closing of the Offering out of the net proceeds thereof. Upon a final reconciliation of the accumulated adjustments account through the Termination Date, any remaining amount of the S Corporation Distribution will be paid.

  Immediately prior to the Offering, the Company and the Existing Stockholders will enter into an agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the S Corporation Termination, the reallocation of income and deductions between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties were taxable on the related income. Pursuant to the Tax Agreement, if the Company's taxable income for a year in which it was treated as an S corporation is adjusted and such adjustment results in an increase in the income tax liability (including interest and penalties and related costs and expenses) of the Company or the Existing Stockholders, then such party will be reimbursed the amount of such increase by the other party, but only to the extent the other party's income tax liability (including interest) is correspondingly decreased as a result of such adjustment. Any such reimbursement paid to the Existing Stockholders will include all taxes imposed upon them as a result of their receipt of such reimbursement, subject to a ceiling on all reimbursements equal to the decrease in the related income tax liability (including interest) of the Company. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes.

  Termination of Patent License Fees. Prior to the Offering, William H. Channell, Sr., the Company's Chairman of the Board and Chief Executive Officer, owned six patents utilized by the Company in its business (the "Channell Patents"), with respect to which Mr. Channell, Sr. was entitled to receive license fees based upon the sale of certain products embodying the Channell Patents. See "Certain Transactions." Prior to the Offering, the Channell Patents will be sold to the Company for aggregate consideration of $3.1 million, which amount will be initially funded through borrowings under the Company's bank line and then repaid from the net proceeds of the Offering. See "Use of Proceeds." As a result, the Company will own all of the Channell Patents, the license fee arrangement between the Company and Mr. Channell, Sr. will be terminated (the "License Fee Termination") and, thereafter, no license fees will be paid to Mr. Channell, Sr. or any other person with respect to the Channell Patents (including with respect to product sales in 1996). In addition, any patents obtained in the future with respect to new technology developed by Mr. Channell, Sr. will be owned by the Company.

  The purchase price paid by the Company for the Channell Patents was established in part based upon an opinion dated June 14, 1996 (the "Patent Opinion") of Houlihan Lokey Howard & Zukin, Inc. ("Houlihan"), regarding the fair market value of the Channell Patents. In arriving at the Patent Opinion, among other things, Houlihan held discussions with certain members of management of the Company concerning the uses and future prospects of the Channell Patents and reviewed various documents pertaining to the Channell Patents, including the registration statement containing this Prospectus as originally filed, the Company's financial statements and notes thereto included elsewhere therein (which management identified as the most current financial statements available), and figures regarding historical sales of products embodying the Channell Patents during the period from 1991 to 1995 and management's projections of such sales during the period from 1996 to 2000. Houlihan then valued the Channell Patents using the relief from royalty method. Houlihan did not independently verify, and does not assume responsibility for, the accuracy or completeness of the information supplied to it by the Company. The Patent Opinion is directed solely to the valuation of the Channell Patents, not to any other properties or assets of the Company, and does not constitute a recommendation to anyone to purchase the securities offered hereby. The full text of the Patent Opinion has been filed as an exhibit to the Registration Statement that contains this Prospectus. Based upon the Patent Opinion, the Company believes that the terms of the transactions involving the Channell Patents are at least as favorable to the Company as those that could be obtained from an independent third party.

  Unless the context otherwise indicates, references in this Prospectus to the "Termination of the Company's S Corporation Status" include the S Corporation Termination, the S Corporation Distribution to the Existing Stockholders and the License Fee Termination and payments by the Company in connection therewith.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are expected to be approximately $32.0 million, assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and expenses of the Offering. The Company currently intends to use such proceeds as follows:

  . Approximately $15.6 million to fund distributions and payments being made in connection with the Termination of the Company's S Corporation Status. See "Reorganization and Termination of S Corporation Status." Of the $15.6 million, the $3.1 million portion thereof representing the purchase price to be paid by the Company for the Channell Patents will initially be funded through bank borrowings by the Company and subsequently repaid by the Company from the net proceeds of the Offering.

  . Approximately $7.0 million to $10.0 million to fund new product development, including capital expenditures for new plant and equipment (exclusive of the 100,000 square foot building currently under construction, see "Business--Properties"), related working capital requirements and an increase in the Company's product development and engineering staff of approximately two to four additional employees. Management anticipates that such proceeds will be used to fund new product development activities over a period of one to three years. New product development initiatives being studied by the Company include additional products for the CATV and telecommunications market, including product families and components designed to complement the Company's existing product line.

  . Approximately $3.5 million to repay bank indebtedness of the Company. As of March 31, 1996, the Company's bank indebtedness consisted of approximately $2.9 million of borrowings. It is expected that the Company will incur additional indebtedness under its bank lines before the closing of this Offering, consisting of indebtedness to fund working capital requirements and miscellaneous equipment acquisitions. See "Reorganization and Termination of S Corporation Status." All borrowings under the Company's bank credit facilities were or will be incurred for purposes of facility expansion and new manufacturing equipment. Such indebtedness matures on various dates currently extending through 2001 and bears interest at the bank's reference rate plus a spread ranging between 0.25% and 0.50%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." As indicated above, immediately prior to the closing of the Offering, the Company anticipates that it will incur $3.1 million of bank borrowings to fund its purchase of the Channell Patents, which borrowings will be subsequently repaid by the Company from the net proceeds of the Offering.

  . The remainder for general corporate purposes, which may include expansion into new international markets, acquisitions of related businesses or product lines and potential new facility construction in addition to that currently underway.

The net proceeds to the Selling Stockholder are expected to be approximately $4.8 million ($10.5 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

                                DIVIDEND POLICY

  The Company intends to retain future earnings to finance the growth and development of its business and therefore does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future. The Company's credit facilities also contain covenants that, under certain circumstances, may limit its ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                CAPITALIZATION

            (amounts in thousands, except share and per share data)

  The following table sets forth the capitalization of the Company (i) at March 31, 1996, (ii) on a pro forma basis giving effect to the Termination of the Company's S Corporation Status, and (iii) as adjusted to reflect the issuance and sale of 2,700,000 shares of Common Stock by the Company, at an assumed initial public offering price of $13.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                         MARCH 31, 1996
                                                   ----------------------------
                                                             PRO         AS
                                                   ACTUAL  FORMA(1)  ADJUSTED(2)
                                                   ------- --------  ----------
   Long-term obligations (including current
    maturities)................................... $ 2,883 $ 2,883    $   --
   Stockholders' equity:
     Preferred Stock, $.01 par value; 1,000,000
      shares authorized;
      none issued.................................     --      --         --
     Common Stock, $.01 par value; 19,000,000
      shares authorized; 6,137,000 shares issued;
      8,837,000 shares issued, as adjusted(3).....      61      61         88
     Additional paid-in capital...................      26  (2,543)    29,473
     Retained earnings............................  13,176   1,494      1,494
                                                   ------- -------    -------
     Total stockholders' equity...................  13,263    (988)    31,055
                                                   ------- -------    -------
       Total capitalization....................... $16,146 $ 1,895    $31,055
                                                   ======= =======    =======

- --------
(1) The pro forma adjustments set forth in this column give effect to the Termination of the Company's S Corporation Status. See "Reorganization and Termination of S Corporation Status" and note (3) to "Selected Historical, Pro Forma and Other Financial Information."
(2) Adjusted to reflect the sale of 2,700,000 shares of Common Stock by the Company in the Offering and the application of the net proceeds therefrom.
(3) Excludes approximately 525,000 shares of Common Stock subject to stock options to be issued to approximately 70 of the Company's employees and directors (including 100,000 stock options being issued to William H. Channell, Jr., the Company's President) under the Company's 1996 Incentive Stock Plan at the time of the Offering with an exercise price equal to the public offering price per share. These options become exercisable in three equal annual installments beginning on the first anniversary of the date of issuance.

                                   DILUTION

  The net tangible book value of the Company as of March 31, 1996 was $13.3 million, or $2.16 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,700,000 shares of Common Stock offered by the Company in the Offering at an assumed initial public offering price of $13.00 per share, net proceeds to the Company of $32.0 million and a decrease in net tangible book value attributable to the Termination of the Company's S Corporation Status (which decrease is equal to the sum of the $12.5 million S Corporation Distribution and the $3.1 million purchase price of the Channell Patents, divided by 6,137,000 shares outstanding), the pro forma net tangible book value of the Company at March 31, 1996 would have been $31.1 million or $3.51 per share of Common Stock. This represents an immediate increase in net tangible book value of $3.89 per share of Common Stock to the Existing Stockholders and an immediate dilution of $9.49 per share of Common Stock to new investors purchasing Common Stock in the Offering, as illustrated in the following table:

   Assumed initial public offering price per share...............        $13.00
     Net tangible book value per share before the Offering.......  2.16
     Decrease attributable to Termination of the Company's S
      Corporation Status......................................... (2.54)
     Increase attributable to new investors......................  3.89
                                                                  -----
   Pro forma net tangible book value per share after the
    Offering.....................................................          3.51
                                                                         ------
   Dilution in net tangible book value per share to new
    investors....................................................        $ 9.49
                                                                         ======

  The following table sets forth, on a pro forma basis as of March 31, 1996, the differences between the Existing Stockholders and new investors with respect to the number of shares of Common Stock held, the total consideration paid, and the average price per share assuming an initial public offering price of $13.00 per share (amounts in thousands, except per share data).

                                                         TOTAL
                                      SHARES HELD    CONSIDERATION      AVERAGE
                                     -------------- ------------------   PRICE
                                     NUMBER PERCENT AMOUNT     PERCENT PER SHARE
                                     ------ ------- -------    ------- ---------
      Existing Stockholders......... 6,137     69%  $     0(1)     0%   $ 0.00
      New Investors................. 2,700     31    35,100      100     13.00
                                     -----    ---   -------      ---
        Total....................... 8,837    100%  $35,100      100%
                                     =====    ===   =======      ===

- --------

(1) The cash consideration paid by the Existing Stockholders has been reduced by the amount of distributions and payments to be made from the proceeds of the Offering in connection with the Termination of the Company's S Corporation Status.

        SELECTED HISTORICAL, PRO FORMA AND OTHER FINANCIAL INFORMATION

                 (amounts in thousands, except per share data)

  The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the notes thereto included in this Prospectus. Data for the Company's fiscal years ended December 31, 1993, 1994 and 1995 are derived from the Company's audited Financial Statements and the notes thereto included in this Prospectus. Data for the Company's fiscal years ended December 31, 1991 and 1992 and the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements, which the Company believes contain all necessary adjustments, consisting only of normal recurring adjustments, necessary to present fairly, and in accordance with generally accepted accounting principles, the Company's financial position and results of operations for the periods presented. Financial results for the three months ended March 31, 1995 and 1996 presented below are not necessarily indicative of results of operations for a full fiscal year.

                                                                       THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                   MARCH 31,
                          -------------------------------------------  --------------------
                           1991     1992     1993     1994     1995      1995       1996
                          -------  -------  -------  -------  -------  ---------  ---------
OPERATING DATA:
Net sales...............  $15,893  $19,006  $23,713  $34,504  $40,972  $   9,225  $  10,279
Cost of goods sold......   11,512   12,541   14,834   19,750   23,059      5,487      5,738
                          -------  -------  -------  -------  -------  ---------  ---------
Gross profit............    4,381    6,465    8,879   14,754   17,913      3,738      4,541
Commission income(1)....      473      591      686      904    1,098        262        230
                          -------  -------  -------  -------  -------  ---------  ---------
                            4,854    7,056    9,565   15,658   19,011      4,000      4,771
Operating expenses
 Selling................    2,563    3,061    3,767    4,952    5,600      1,339      1,553
 General and
  administrative........      911    1,095    1,100    1,445    1,707        448        370
 License fees(2)........      602      690    1,039    1,560    2,035        458        531
 Research and
  development...........      --        80      486      518      498        122        128
                          -------  -------  -------  -------  -------  ---------  ---------
                            4,076    4,926    6,392    8,475    9,840      2,367      2,582
                          -------  -------  -------  -------  -------  ---------  ---------
Income from operations..      778    2,130    3,173    7,183    9,171      1,633      2,189
Interest expense .......      236      240      166      156      339         90         65
                          -------  -------  -------  -------  -------  ---------  ---------
Income before income
 taxes..................      542    1,890    3,007    7,027    8,832      1,543      2,124
Income taxes............       66      124       69      429      349         61        122
                          -------  -------  -------  -------  -------  ---------  ---------
Net income..............  $   476  $ 1,766  $ 2,938  $ 6,598  $ 8,483  $   1,482  $   2,002
                          =======  =======  =======  =======  =======  =========  =========
Pro forma net income(3).  $   296  $ 1,099  $ 1,816  $ 4,129  $ 5,377  $     927  $   1,279
Pro forma net income per
 share(4)...............                                         0.72                  0.17
                                                              =======             =========
Pro forma weighted
 average shares
 outstanding(4).........                                        7,451                 7,451
                                                              =======             =========
OTHER DATA:
Gross margin(5).........     27.6%    34.0%    37.4%    42.8%    43.7%      40.5%      44.2%
Operating margin(6).....      4.9     11.2     13.4     20.8     22.3       17.7       21.3
EBITDA(7)...............  $ 1,389  $ 2,785  $ 3,949  $ 8,255  $10,583  $   2,048  $   2,591
Capital expenditures....      917    1,172    1,480    5,851    2,160      1,030        472
S Corporation dividends
 declared...............      --       556    1,048    3,764    5,427      2,052      1,212
Cash provided by (used
 in):
 Operating activities...      292    2,343    4,181    6,201    9,758        725        897
 Investing activities...     (911)  (1,164)  (1,475)  (5,880)  (2,161)    (1,030)      (472)
 Financing activities...      568     (877)  (3,101)     398   (7,019)        80     (1,410)
ADJUSTED FINANCIAL
 DATA(8):
Net sales (as
 historically reported).  $15,893  $19,006  $23,713  $34,504  $40,972  $   9,225  $  10,279
Adjusted EBITDA(9)......    1,716    3,200    4,713    9,540   12,343      2,437      3,053
Adjusted income from
 operations ............    1,105    2,545    3,937    8,468   10,931      2,022      2,651
Adjusted operating
 margin(10).............      7.0%    13.4%    16.6%    24.5%    26.7%      21.9%      25.8%
Adjusted net income.....  $   492  $ 1,349  $ 2,274  $ 4,899  $ 6,431  $   1,149  $   1,555
Adjusted net income per
 share(11)..............                                         0.86                  0.21

                                      DECEMBER 31,                 MARCH 31,
                          ------------------------------------- ---------------
                           1991   1992   1993    1994    1995    1995    1996
                          ------ ------ ------- ------- ------- ------- -------
BALANCE SHEET DATA:
Current assets........... $4,342 $4,695 $ 5,068 $ 8,093 $ 8,502 $ 9,295 $10,004
Total assets.............  8,286  9,152  10,189  17,951  19,103  19,767  20,655
Long-term obligations
 (including current
 maturities).............  3,292  2,415   1,018   3,684   3,213   4,278   2,883
Stockholders' equity.....  3,575  4,785   6,881   9,417  12,473  10,899  13,263

    NOTES TO SELECTED HISTORICAL, PRO FORMA AND OTHER FINANCIAL INFORMATION

                 (amounts in thousands, except per share data)

 (1) Commission income represents the amount of commissions paid to the Company by the manufacturer of certain cable-in-conduit products in connection with the Company's sale of such products, which the Company offers to its customers in order to complement its own product line.

 (2) License fees represent the amounts paid by the Company to William H. Channell, Sr., the Company's Chairman of the Board and Chief Executive Officer, for the use of the Channell Patents. Prior to the consummation of the Offering, these patents will be sold to the Company, the license fee arrangement with Mr. Channell, Sr. will be terminated and, thereafter, the Company will no longer pay any license fees with respect to the Channell Patents. See "Reorganization and Termination of S Corporation Status."

 (3) Prior to the Offering, the Company was an S corporation for federal and state income tax purposes. The pro forma presentation reflects a provision for income taxes as if the Company had always been a C corporation, at an assumed effective tax rate of approximately 41% less tax credits. Such presentation does not reflect the adjustments set forth in note (8) below. The effect of the Company's use of a portion of the net proceeds of the Offering to repay outstanding bank indebtedness (see "Use of Proceeds") has not been reflected in pro forma net income or pro forma net income per share because the impact is not material.

 (4) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average shares outstanding. Pro forma weighted average shares outstanding include 1,314 of the shares offered hereby by the Company at an assumed price of $13.00 per share, the net proceeds of which will be used to fund the distributions in connection with the Termination of the Company's S Corporation Status. See "Reorganization and Termination of S Corporation Status."

 (5) Gross margin is gross profit as a percentage of net sales.

 (6) Operating margin is income from operations as a percentage of net sales.

 (7) EBITDA represents income from operations before interest and income taxes, plus depreciation and amortization expense. EBITDA is not intended to represent cash flow, operating income or any other measure of performance in accordance with generally accepted accounting principles, but is included here because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt.

 (8) The adjusted financial data reflects, in addition to the pro forma adjustments referred to in note (3) above, (i) the elimination of the expense for the license fees payable to Mr. Channell, Sr., and related income tax impact, which license fees are being terminated as part of the Termination of the Company's S Corporation Status, and (ii) an increase in Mr. Channell, Sr.'s annual base salary from $225 to $500 in connection with the Offering. See "Reorganization and Termination of S Corporation Status" and "Management--Employment Contracts." Upon consummation of the Offering, the Company also intends to increase the base salary of William
     H. Channell, Jr., the Company's President, from $350 to $500 (which increase has not been reflected in the adjusted financial data because Mr. Channell, Jr.'s actual total compensation in 1995 exceeded $500) and to grant a cash bonus of $200 to each of Gary W. Baker, the Company's Chief Financial Officer, Dale C. Wooding, the Company's Vice President, Manufacturing, and Edward J. Burke, the Company's Vice President, Engineering, which bonus will be earned and payable in three equal installments on each of December 31, 1997, 1998 and 1999, provided such executive officer remains employed by the Company and subject to continued payment in the event of the death of the executive officer. See "Management--Executive Compensation."

 (9) Adjusted EBITDA represents adjusted income from operations before interest and income taxes, plus depreciation and amortization expense. See note (7) above.

(10) Adjusted operating margin is adjusted income from operations as a percentage of net sales.

(11) Adjusted net income per share is adjusted net income divided by 7,451 pro forma weighted average shares outstanding.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is a leading designer, manufacturer and marketer of precision-molded thermoplastic enclosures used by CATV operators and local telephone companies worldwide. The Company believes it currently supplies a substantial portion of the enclosure product requirements of a number of major CATV and telephone company operators. The Company was incorporated on April 23, 1996 as the successor to the Predecessor, which is being merged into the Company in connection with the Offering. All financial data contained herein with respect to the Company include the financial data of the Predecessor.

  Since 1990, the Company has been an S corporation for federal and state income tax purposes. Prior to the Offering, however, the Company will change in form from an S corporation to a C corporation. As an S corporation, the Company's income, whether or not distributed, was taxed at the stockholder level for federal income tax purposes. For California franchise tax purposes, S corporations were taxed at 2.5% of taxable income in 1993 and 1.5% of taxable income in 1994, 1995 and the first quarter of 1996. Currently, the top federal tax rate for C corporations is 35% and the corporate tax rate in California is 9.3%. As a result, the change in form will affect the earnings and the cash flows of the Company by increasing the level of federal and state income tax. The pro forma provision for income taxes in the accompanying statements of income shows results as if the Company had always been a C corporation and had adopted Statement of Financial Accounting Standards
No. 109 "Accounting for Income Taxes" prior to January 1, 1991. See "Reorganization and Termination of S Corporation Status."

  Prior to the consummation of the Offering, the Company will purchase the Channell Patents and, accordingly, the license fee arrangement between the Company and Mr. Channell, Sr. with respect to such patents will be terminated and, thereafter, no license fees will be paid to Mr. Channell, Sr. or any other party with respect to the Channell Patents. In addition, any patents obtained in the future with respect to new technology developed by Mr. Channell, Sr. will be owned by the Company. Prior to the termination, a 10% license fee on the sale of certain products utilizing the Channell Patents was payable to Mr. Channell, Sr. See "Certain Transactions." During 1993, 1994, 1995 and the first quarter of 1996, the license fees payable to Mr. Channell, Sr. were $1.0 million, $1.6 million, $2.0 million and $0.5 million, respectively. In connection with the consummation of the Offering, no license fees will be paid with respect to product sales during 1996.

  In connection with the Offering, the annual base salary of Mr. Channell, Sr. will be increased from $225,000 to $500,000, and the annual base salary of William H. Channell, Jr., the Company's President, will be increased from $350,000 to $500,000, which amounts do not include any bonuses that may be payable to such executive officers. Upon consummation of the Offering, Mr. Channell, Jr. will also receive options to acquire 100,000 shares of Common Stock with an exercise price equal to the initial public offering price per share, which options will become exercisable in three equal annual installments beginning on the first anniversary of the date of issuance. See "Management--Employment Contracts." In addition, the Company expects to incur additional rent expense in 1996 and future periods when compared to prior periods due to an addition to its facilities (see "Business--Properties") and additional increases in compensation expense in 1996 when compared with prior periods due to increased personnel, customary wage increases and the implementation of management incentive programs described under "Management."

  The Company's core business consists of enclosure product sales to the CATV market, which comprised approximately 86% of the Company's total net sales in each of 1993, 1994 and 1995, with two customers, TCI and Time Warner, accounting for 17.5% and 15.6%, respectively, of the Company's total net sales during 1995. The Company believes that many of its customers periodically review their supply relationships, and the Company can experience significant changes in buying patterns from specific customers between fiscal periods. TCI, the Company's largest customer (by sales volume) in 1995, is currently conducting such a review. See "Risk Factors--Concentration of Customers; Limited Backlog." The Company has historically operated with a relatively small backlog, and sales and operating results in any quarter are principally dependent upon orders booked and products shipped in that quarter. Further, the Company's customers generally do not enter into long-term supply contracts providing for future purchase commitments for the Company's products. These factors, when combined with the Company's operating leverage and the need to incur certain capital expenditures and expenses in part based upon the expectation of future sales, results in the Company's operating results being at risk to changing customer buying patterns. If sales levels in a particular period do not meet the Company's expectations, operating results for that period may be materially and adversely affected. See "Risk Factors--Concentration of Customers; Limited Backlog" and "--Dependence on the Communications Industry."

  The Company uses numerous raw materials in its manufacturing processes. Although management believes that the Company has adequate sources of supply for such raw materials, increases in the market prices of the Company's raw materials could significantly increase the Company's cost of goods sold and materially adversely affect the Company's profitability. See "Risk Factors-- Price Fluctuations of Raw Materials; Availability of Complementary Products." The Company's profitability may also be materially adversely affected by decreases in its sales volume because many of the costs associated with the Company's rent, product development, engineering, tooling and other manufacturing processes are fixed in nature and must be spread over its sales base in order to maintain historic levels of profitability. See "Risk Factors--Operating Leverage."

  In addition to Company manufactured products, the Company markets complementary products manufactured by third parties. With respect to sales of cable-in-conduit products, the Company generally receives a commission upon the sale of such products. Pursuant to the agreements under which the Company markets such products, during the terms thereof and for a period of two years thereafter, each of the Company and the manufacturer of such products is prohibited from competing with the other in any product line that is, or within the year prior to termination has been, represented, manufactured or sold by the other within the specified markets covered by the agreements.

  During the periods discussed under "Results of Operations" below, the Company's sales increases resulted primarily from additional sales to the Company's existing customers as they expanded, rebuilt and upgraded their signal delivery networks in order to deliver enhanced communications services, as well as additional sales to new customers, particularly telephone companies that have recently entered the CATV market and international customers.

  Except for historical information contained herein, the matters discussed in this Prospectus are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, the Company's ability to develop new products in response to technological, regulatory and competitive factors affecting the communications industry, the impact on profitability of increases in raw material prices or lower sales levels, increased competition and the effect of changing economic conditions. For a discussion of certain considerations relevant to an investment in the Common Stock, see "Risk Factors."

RESULTS OF OPERATIONS

  The following table sets forth the Company's operating results for the periods indicated expressed as a percentage of sales. Results of operations for the periods ended March 31, 1995 and 1996 are derived from unaudited interim financial statements and are not necessarily indicative of results of operations for a full fiscal year.

                                                                 THREE MONTHS
                                               YEAR ENDED            ENDED
                                              DECEMBER 31,         MARCH 31,
                                            -------------------  --------------
                                            1993   1994   1995    1995    1996
                                            -----  -----  -----  ------  ------
   Net sales............................... 100.0% 100.0% 100.0%  100.0%  100.0%
   Cost of goods sold......................  62.6   57.2   56.3    59.5    55.8
                                            -----  -----  -----  ------  ------
   Gross profit............................  37.4   42.8   43.7    40.5    44.2
   Commission income.......................   2.9    2.6    2.7     2.8     2.2
                                            -----  -----  -----  ------  ------
                                             40.3   45.4   46.4    43.3    46.4
   Selling.................................  15.9   14.4   13.7    14.5    15.1
   General and administrative..............   4.6    4.2    4.2     4.9     3.6
   License fees............................   4.4    4.5    5.0     4.9     5.2
   Research and development................   2.0    1.5    1.2     1.3     1.2
                                            -----  -----  -----  ------  ------
   Income from operations..................  13.4   20.8   22.3    17.7    21.3
   Interest expense........................   0.7    0.4    0.8     1.0     0.6
                                            -----  -----  -----  ------  ------
   Income before income taxes..............  12.7   20.4   21.5    16.7    20.7
   Pro forma income taxes(1)...............   5.0    8.4    8.4     6.6     8.2
                                            -----  -----  -----  ------  ------
   Pro forma net income(1).................   7.7%  12.0%  13.1%   10.1%   12.5%
                                            =====  =====  =====  ======  ======
   Adjusted income from operations(2)......  16.6%  24.5%  26.7%   21.9%   25.8%

- --------
(1) Pro forma income taxes and pro forma net income have been determined giving effect to the Termination of the Company's S Corporation Status. See "Reorganization and Termination of S Corporation Status" and note (3) to "Selected Historical, Pro Forma and Other Financial Information."
(2) Adjusted income from operations has been determined giving effect to the transactions described in notes (3) and (8) to "Selected Historical, Pro Forma and Other Financial Information."

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1995 WITH THE THREE MONTHS ENDED MARCH 31, 1996

  Net Sales. Net sales increased $1.1 million or 11.4% from $9.2 million in the first quarter of 1995 to $10.3 million in the first quarter of 1996. CATV net sales increased $1.2 million or 15.6% from $7.8 million in the first quarter of 1995 to $9.0 million in the first quarter of 1996 as a result of continued demand for CATV outside plant products for network rebuild construction, upgrades and expansion, particularly in the southeastern part of the United States. Telecommunications net sales decreased $0.1 million or 11.3% from $1.4 million in the first quarter of 1995 to $1.3 million in the first quarter of 1996 as a result of the severe weather conditions in the Northeast in the first three months of 1996.

  Domestic net sales increased $1.1 million or 13.6% from $8.3 million in the first quarter of 1995 to $9.4 million in the first quarter of 1996. International net sales decreased $0.1 million or 8.3% from $0.9 million in the 1995 period to $0.8 million in the 1996 period, primarily as a result of a customer's overstocking of product and a delay in planned network construction by a large international customer resulting in a reduction of new sales.

  Gross Profit. Gross profit increased $0.8 million or 21.5% from $3.7 million in the first quarter of 1995 to $4.5 million in the first quarter of 1996. Gross margin increased from 40.5% to 44.2% during the comparable periods. The improvement in gross profit and gross margin was primarily due to a higher margin mix of products sold in the 1996 period versus the 1995 period as well as an overall increase in sales volume, which resulted in higher operating leverage (i.e., a higher percentage of sales relative to fixed costs).

  Commission Income. Commission income decreased $0.1 million or 12.2% from $0.3 million in the first quarter of 1995 to $0.2 million in the first quarter of 1996. The decrease resulted from lower sales volume of cable-in-conduit products due to the severe winter weather conditions in the northeastern part of the United States in the first three months of 1996.

  Selling. Selling expense increased $0.3 million or 16.0% from $1.3 million in the first quarter of 1995 to $1.6 million in the first quarter of 1996, primarily as a result of increased payroll in connection with expanded marketing and sales activities. As a percentage of net sales, selling expense increased from 14.5% in the 1995 period to 15.1% in the 1996 period.

  General and Administrative. General and administrative expenses were $0.4 million in both the first quarter of 1995 and 1996, but declined as a percentage of net sales from 4.9% in the 1995 period to 3.6% in the 1996 period as a result of spreading the fixed portion of such expenses over a larger sales base.

  License Fees. License fees were approximately $0.5 million in both the first quarter of 1995 and 1996, but increased as a percentage of net sales from 4.9% in the 1995 period to 5.2% in the 1996 period. In connection with the consummation of the Offering, no license fees will be paid with respect to product sales during 1996.

  Research and Development. Research and development expenses were $0.1 million in both the first quarter of 1995 and 1996. Research and development expense is expected to be higher in the future in light of the Company's plans for new product development following the Offering.

  Income From Operations. As a result of the items discussed above, income from operations increased $0.6 million or 34.0% from $1.6 million in the first quarter of 1995 to $2.2 million in the first quarter of 1996, and operating margin increased from 17.7% to 21.3%. After giving effect to the transactions described in notes (3) and (8) to "Selected Historical, Pro Forma and Other Financial Information," adjusted income from operations increased $0.7 million or 31.1% from $2.0 million in the first quarter of 1995 to $2.7 million in the first quarter of 1996. As a percentage of net sales, adjusted income from operations increased from 21.9% in the 1995 period to 25.8% in the 1996 period.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1994 WITH THE YEAR ENDED DECEMBER 31, 1995

  Net Sales. Net sales increased $6.5 million or 18.7% from $34.5 million in 1994 to $41.0 million in 1995. CATV net sales increased $5.7 million or 19.2% from $29.7 million in 1994 to $35.4 million in 1995, principally due to continued demand for CATV outside plant products for network rebuild construction, upgrades and expansion, as well as new product introductions to meet higher performance requirements of certain CATV customers. Telecommunications net sales increased $0.8 million or 15.7% from $4.8 million in 1994 to $5.6 million in 1995, due to the completion of field testing of products for sale to certain telecommunications customers permitting sales of products in quantity to those customers. Telecommunications net sales also benefited from the trend toward convergence of the CATV and telecommunications markets, as local telephone company customers increased services relating to video and data transmission and internet access.

  Domestic net sales increased $5.0 million or 16.5% from $29.9 million in 1994 to $34.9 million in 1995, principally due to the factors affecting CATV sales summarized above. International net sales increased $1.5 million or 33.2% from $4.6 million in 1994 to $6.1 million in 1995, mainly due to new CATV network construction by certain Pacific Rim and European customers.

  Gross Profit. Gross profit increased $3.2 million or 21.4% from $14.8 million in 1994 to $17.9 million in 1995. Gross margin increased from 42.8% in 1994 to 43.7% in 1995. The Company's improvement in gross profit and gross margin was primarily due to a higher margin mix of products sold as well as an overall increase in sales volume, which resulted in higher operating leverage.

  Commission Income. Commission income increased $0.2 million or 21.5% from $0.9 million in 1994 to $1.1 million in 1995, due to higher sales of cable-in-conduit products.

  Selling. Selling expense increased $0.6 million or 13.1% from $5.0 million in 1994 to $5.6 million in 1995, primarily as a result of higher payroll and related expense in the amount of $0.4 million and higher marketing related expense in the amount of $0.1 million. These increases were due primarily to increased sales and marketing efforts during the 1995 period. As a percentage of net sales, selling expense declined from 14.4% in 1994 to 13.7% in 1995 as a result of spreading certain fixed selling expenses over a larger sales base.

  General and Administrative. General and administrative expenses increased $0.3 million or 18.1% from $1.4 million in 1994 to $1.7 million in 1995, primarily as a result of higher compensation expense in connection with staff increases. As a percentage of net sales, general and administrative expense was 4.2% during 1994 and 1995.

  License Fees. License fees increased $0.4 million or 30.4% from $1.6 million in 1994 to $2.0 million in 1995 as a result of an increase in sales of products subject to patent license fee arrangements relating to the Channell Patents.

  Research and Development. Research and development expenses were $0.5 million in both 1994 and 1995, but declined as a percentage of net sales from 1.5% in 1994 to 1.2% in 1995.

  Income From Operations. As a result of the items discussed above, income from operations increased $2.0 million or 27.7% from $7.2 million in 1994 to $9.2 million in 1995, and operating margin increased from 20.8% to 22.3%. After giving effect to the transactions described in notes (3) and (8) to "Selected Historical, Pro Forma and Other Financial Information," adjusted income from operations increased $2.5 million or 29.1% from $8.5 million in 1994 to $10.9 million in 1995. As a percentage of net sales, adjusted income from operations increased from 24.5% in 1994 to 26.7% in 1995.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1993 WITH THE YEAR ENDED DECEMBER 31, 1994

  Net Sales. Net sales increased $10.8 million or 45.5% from $23.7 million in 1993 to $34.5 million in 1994. CATV net sales increased $9.3 million or 45.7% from $20.4 million in 1993 to $29.7 million in 1994 as a result of the CATV technology changes referred to above. Telecommunications net sales increased $1.5 million or 44.3% from $3.3 million in 1993 to $4.8 million in 1994, principally as a result of the completion of field testing of products for certain customers, permitting sales of the products in quantity to those customers.

  Domestic net sales increased $9.6 million or 47.5% from $20.3 million in 1993 to $29.9 million in 1994, largely due to changes in broadband technology, which generated an increase in CATV network rebuilds to convert to 750 MHz systems. International net sales increased $1.2 million or 33.9% from $3.4 million in 1993 to $4.6 million in 1994, as a result of a new marketing arrangement with a strategic partner in Canada and related increased marketing efforts in that market in 1994.

  Gross Profit. Gross profit increased $5.9 million or 66.2% from $8.9 million in 1993 to $14.8 million in 1994. Gross margin increased from 37.4% to 42.8%. The Company's improvement in gross profit and gross margin was primarily due to a higher margin mix of products sold as well as an overall increase in sales volume, which resulted in higher operating leverage.

  Commission Income. Commission income increased $0.2 million or 31.7% from $0.7 million in 1993 to $0.9 million in 1994, due to higher sales of cable-in-conduit products.

  Selling. Selling expense increased $1.2 million or 31.5% from $3.8 million in 1993 to $5.0 million in 1994, primarily as a result of higher sales commissions in the amount of $0.2 million and higher shipping expense in the amount of $0.2 million, both resulting from higher net sales during the 1994 period. As a percentage of net sales, selling expense declined from 15.9% in 1993 to 14.4% in 1994 as a result of spreading certain fixed selling expenses over a larger sales base.

  General and Administrative. General and administrative expenses increased $0.3 million or 31.4% from $1.1 million in 1993 to $1.4 million in 1994. No single expense category increased more than $0.1 million. As a percentage of net sales, general and administrative expenses declined from 4.6% in 1993 to 4.2% in 1994 as a result of spreading the fixed portion of these expenses over a larger sales base.

  License Fees. License fees increased $0.6 million or 50.1% from $1.0 million in 1993 to $1.6 million in 1994, as a result of an increase in sales of products subject to patent license fee arrangements relating to the Channell Patents.

  Research and Development. Research and development expenses were approximately $0.5 million in both 1993 and 1994, but declined as a percentage of sales from 2.0% in 1993 to 1.5% in 1994.

  Income From Operations. As a result of the items discussed above, income from operations increased $4.0 million or 126.4% from $3.2 million in 1993 to $7.2 million in 1994, and operating margin increased from 13.4% to 20.8%. After giving effect to the transactions described in notes (3) and (8) to "Selected Historical, Pro Forma and Other Financial Information," adjusted income from operations increased $4.5 million or 115.1% from $3.9 million in 1993 to $8.5 million in 1994. As a percentage of net sales, adjusted income from operations increased from 16.6% in 1993 to 24.5% in 1994.

QUARTERLY RESULTS OF OPERATIONS

  Set forth below is certain unaudited quarterly financial information. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the Financial Statements included elsewhere herein.

                                   YEAR ENDED                      YEAR ENDED               YEAR ENDING
                                DECEMBER 31, 1994               DECEMBER 31, 1995        DECEMBER 31, 1996
                         ------------------------------- ------------------------------- -----------------
                           1ST     2ND     3RD     4TH     1ST     2ND     3RD     4TH          1ST
                         QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER      QUARTER
                         ------- ------- ------- ------- ------- ------- ------- ------- -----------------
                                                      (AMOUNTS IN THOUSANDS)
Net sales............... $7,134  $9,219  $9,902  $8,249  $9,225  $11,784 $10,758 $9,205       $10,279
Gross profit............  2,992   4,112   4,037   3,613   3,738    5,387   4,534  4,254         4,541
Income from operations..  1,389   2,247   2,035   1,512   1,633    3,005   2,577  1,956         2,189
Income before income
 taxes..................  1,368   2,211   1,992   1,456   1,543    2,887   2,486  1,916         2,124

  Historically, the Company has experienced lower sales in the first and fourth quarters due to adverse weather conditions that may affect the timing of orders from customers and create seasonal fluctuations in demand. See "Risk Factors--Seasonality and Fluctuations in Operating Results; Limited Backlog."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations and capital expenditures through internally generated funds and bank borrowings. Net cash provided by operating activities was $6.2 million and $9.8 million in 1994 and 1995, respectively. Net cash provided by financing activities was $0.4 million in 1994, and net cash used in financing activities was $7.0 million in 1995.

  Net cash provided by operating activities was $0.7 million and $0.9 million for the three months ended March 31, 1995 and 1996, respectively. Net cash provided by financing activities was $0.1 million for the three months ended March 31, 1995, and net cash used in financing activities was $1.4 million for the three months ended March 31, 1996. Accounts receivable increased from $4.1 million at December 31, 1995 to $6.7 million at March 31, 1996 as a result of increased sales in the first quarter of the current year (in particular, in February and March 1996) and unusually slow collection experience encountered with certain customers.

  The Company made capital expenditures of $5.9 million and $2.2 million in 1994 and 1995, respectively. The Company anticipates making capital expenditures in 1996 of approximately $4.0 million, primarily relating to new machinery, material handling, test equipment, product tooling and MIS, which will be funded through internally generated funds, bank borrowings and the net proceeds of the Offering. The Company's material commitments consist of a capital lease for various computer equipment in connection with the Company's new management information system, which lease will require aggregate payments of approximately $1.0 million over a three-year period that commenced in April 1996, and various operating leases with third parties for facilities, sales fleet and a shipping trailer, which required aggregate payments of $0.2 million in 1995. The Company also leases its manufacturing and headquarters facility in Temecula, California, consisting of two buildings of approximately 160,000 and 100,000 square feet, respectively, which require annual lease payments of approximately $650,000 and $420,000, respectively. See "Business-- Properties" and "Certain Transactions."

  The Company currently maintains a revolving credit facility (as amended to date, the "Revolving Credit Facility") with Bank of America National Trust and Savings Association ("Bank of America"), consisting of (i) a $3.5 million working capital revolving line of credit, which had no outstanding balance at March 31, 1996, and (ii) a $4.8 million equipment revolving line of credit and standby letter of credit facility, which had an outstanding balance of $2.1 million at March 31, 1996. Loans under the working capital line bear interest at Bank of America's reference rate and mature on May 1, 1997, while loans under the equipment line bear interest at Bank of America's reference rate plus 0.25% and are repayable in sixty equal monthly installments of principal and interest commencing in the first month after issuance of each loan. Availability of advances under the revolving credit facility expires on May 1, 1997.

  The Company also has a non-revolving, $1.0 million line of credit (as amended to date, the "Non-Revolving Line of Credit") with Bank of America for purposes of leasehold improvements and facility expansion. Availability of advances under this line of credit expired on October 31, 1994, at which time the line of credit was fully drawn. As of March 31, 1996, the outstanding principal balance under such facility was $0.8 million. The Non-Revolving Line of Credit bears interest at Bank of America's reference rate plus 0.5% and is repayable in 72 equal monthly installments that commenced on December 1, 1994. In the event the Revolving Credit Facility is terminated for any reason (including Bank of America's determination not to renew such facility upon its expiration), all amounts outstanding under the Non-Revolving Line of Credit become immediately due and payable.

  The Revolving Credit Facility and the Non-Revolving Line of Credit contain various covenants that are customary in agreements of this nature, including certain financial ratios and covenants, and are collateralized by the equipment financed by the Bank of America. Under certain circumstances, covenants contained in such facilities may limit the Company's ability to pay dividends. See "Dividend Policy."

  Management believes that income from operations, coupled with borrowings under the Company's bank facilities and proceeds from this Offering, will be sufficient to fund the Company's capital expenditure and working capital requirements for the next two to three years.

                                   BUSINESS

GENERAL

  The Company is a leading designer, manufacturer and marketer of precision-molded thermoplastic enclosures used by CATV operators and local telephone companies worldwide. The Company believes it was the first to design, manufacture and market thermoplastic enclosure products for use in the communications industry on a wide scale, and the Company believes it currently supplies a substantial portion of the enclosure product requirements of a number of major CATV and telephone company operators. The Company's products house, protect and provide access to advanced telecommunications electronics and transmission media, including coaxial cable, copper wire and optical fibers, used in the delivery of CATV and telephone services. The products are deployed within the portion of the local signal delivery network, commonly known as the "outside plant," that connects the network provider's signal origination office with residences and businesses. The Company also markets a variety of complementary products manufactured by third parties, including grade level boxes and cable-in-conduit, in order to provide a full system solution to meet its customers' outside plant requirements. For a definition of certain terms used herein, see "Glossary of Terms" on page G-1 hereof.

INDUSTRY

  For more than five years, the communications industry has experienced rapid expansion, both domestically and internationally, in response to a number of factors, including developments in high-speed communications technologies, the convergence occurring within the CATV and telecommunications industries, consumer demand for enhanced communications services, and a changing regulatory and competitive environment leading to the deregulation or privatization of signal delivery operations in many markets. For numerous countries throughout the world, the implementation or improvement of advanced communications systems has become a national priority in order to enable such countries to participate in the information-based global economy.

  CATV and local telephone operators are responding to these changes in the industry by expanding, rebuilding and upgrading their signal delivery networks in order to deliver enhanced communications services to their customers. These networks are designed to deliver video, voice and data transmissions and provide internet access to individual residences and businesses. The networks employ a variety of signal delivery technologies and architectures, including HFC, DLC, FTTC and ADSL (see "Glossary of Terms"), which generally carry broadband and narrowband signals over a combination of electronic hardware, coaxial cable, copper wire and optical fibers. The outside plants of such networks include various access devices, fiber optic trunks, nodes and feeders and other signal transmission electronics. These devices are required to be housed in secure, protective enclosures, such as those manufactured by the Company. The diagram below depicts a typical signal delivery network, consisting of a signal origination office, the outside plant and the end user:

  [Diagram depicting signal origination office, the outside plant and the end user]

  Enclosure products are critical components of the outside plants of CATV operators and local telephone companies, providing protection against weather and vandalism, access for technicians who maintain and manage the outside plant and, in some cases, dissipation of heat created by active electronic hardware. CATV operators and local telephone companies rely significantly on manufacturers of protective enclosures because any material damage to the signal delivery networks is likely to disrupt communication services.

  Demand for enclosures in the communications industry depends primarily on the construction, rebuilding, upgrading and maintenance of signal delivery networks by CATV operators and local telephone companies. In particular, technological developments in the communications industry are resulting in significant increases in system upgrades. For example, within the CATV segment of the industry, networks are being upgraded to support new advanced two-way services, including internet access via cable modems, telephony and PCS transport. Within the local telephone company segment of the industry, local telephone operators are employing new advanced technologies, such as HDSL and ADSL, which utilize traditional copper wires for broadband services and which are expected to increase the need for fully sealed outside plant facilities in order to improve network reliability and longevity. In addition, as local telephone companies build broadband HFC networks for the delivery of video services competitive with CATV, they are expected to require products traditionally used by CATV operators. These and other technological, regulatory and competitive factors are expected to result in continued growth of the market for enclosure products designed for the communications industry.

BUSINESS STRATEGY

  The Company's strategy is to capitalize on opportunities in the growing and changing global communications industry by providing enclosures and complementary products to meet the needs of its customers' evolving communications networks. The Company's wide range of products, manufacturing expertise, application-based sales and marketing approach and reputation for high quality products address key requirements of its customers. Principal elements of the Company's strategy include the following:

  CONTINUE TO FOCUS ON CORE CATV BUSINESS. The Company intends to capitalize on its position as a leading designer, manufacturer and marketer of broadband enclosures for the CATV industry in the United States and Canada through new product development for both domestic and international market applications. The Company believes it currently supplies a substantial portion of the enclosure product requirements of a number of major CATV and telephone company operators. The Company has positioned itself to participate in continued CATV network construction and upgrades that are designed to improve service quality and expand network capacity in order to prepare CATV operators for new competition in the broadband services market. These expansions and upgrades will enable CATV operators to accommodate increased consumer demand for internet access via cable modem, telephony and enhanced video services. From 1993 to 1995, the Company's net sales to the CATV industry increased from $20.4 million to $35.4 million, representing a compounded annual growth rate of 31.7%.

  INCREASE SALES TO LOCAL TELEPHONE COMPANIES. The Company seeks to leverage its in-depth knowledge of, and expertise in, the broadband telecommunications and telephone markets to provide innovative enclosure solutions for the telephone industry. From 1993 to 1995, the Company's net sales to local telephone companies increased from $3.3 million to $5.6 million, representing a compounded annual growth rate of 29.7%. The Company intends to continue to invest in the development of a broader range of products designed specifically for telephone market applications. The Company has already achieved significant success in marketing its traditional CATV/broadband products to local telephone companies which have been designing and deploying broadband networks to deliver competitive video and data services. The Company will continue to target this market for growth.

  EXPAND INTERNATIONAL PRESENCE. Management believes that international markets offer significant opportunities for increased sales in both the CATV and telephone segments. The Company's principal international markets currently consist of Canada, South America, the Pacific Rim, the Middle East and Europe. From 1993 to 1995, the Company's international net sales increased from $3.4 million to $6.1 million, representing a compounded annual growth rate of 34.4%. Trends expected to result in international growth opportunities include the deregulation and privatization of telecommunications in many international markets, the focus of numerous countries on building, expanding and enhancing their communications systems in order to participate fully in the information-based global economy, and multi-national expansion by many U.S.-based network carriers. The Company will concentrate on expansion in international markets that are characterized by deregulation or privatization of telecommunications and the availability of capital for the construction of signal delivery networks. See note M of the notes to the Company's Financial Statements included elsewhere in this Prospectus for financial data of the Company by geographic region of operation.

  DEVELOP NEW PRODUCTS AND ENTER NEW BUSINESS SEGMENTS. The Company continues to leverage its core capabilities by developing innovative products that meet the changing needs of its customers. Examples of innovative products developed by the Company include its low profile (i.e., close to the ground) enclosures that permit 360 degree access by technicians and pedestals that provide for mechanical sealing that is maintained without the need for gels, compounds or heat shrinkage. Such features, in addition to other product improvements developed by the Company over many years, received U.S. patent protection and improve the performance and ease of use of the Company's products in its customers' outside plant systems. The Company has a proven record in designing, developing and manufacturing "next generation" products that provide solutions for its customers and offer differential advantages over other suppliers to the industry. In addition, the Company will seek to diversify its customer base by developing new products for customers outside the communications industry that require enclosure products, such as the utility industry.

PRODUCTS

  The Company manufactures precision-molded, highly engineered thermoplastic enclosures that are considered state-of-the-industry for many applications, having received field testing and other approvals and standardization certifications from major CATV and telephone company operators. The majority of the Company's products are specifically designed for buried and underground network architectures, including enclosures that provide technicians with access to these networks for maintenance, upgrades and installation of new services. These types of networks and enclosures are generally preferred by the Company's customers due to increased network reliability, lower maintenance requirements, improved security, utility right of way issues and aesthetic appeal. Enclosure products for these networks must be secure, durable and aesthetically pleasing and often provide advanced heat dissipation characteristics required for active electronics. The Company also manufactures products that are flush-to-grade and buried, requiring environmental sealing and load-bearing capabilities. The majority of the Company's products are constructed of thermoplastic and fitted with metal frameworks, fasteners and locking mechanisms. The Company also designs and manufactures a series of termination blocks, brackets and cable management devices that are mounted inside its enclosure products. The Company is recognized for its differentiated product designs and the functionality, field performance and service life of its products as compared with alternative products.

  In order to position itself as a full-line product supplier, the Company also offers a variety of complementary products, including grade level boxes and cable-in-conduit. These products are typically purchased by customers as part of a system package and are sold by the Company through marketing arrangements with original equipment manufacturers ("OEMs"). The Company seeks strategic alliances with these OEMs that generally include technical information exchanges that are used by the Company in the development of new products and enhancements to existing designs. The Company has established additional relationships with system integrators and innovative end users.

  The Company currently markets 35 enclosure product families, with numerous options that result in several thousand product configurations. The diagram below depicts the location of the Company's products in typical outside plants of CATV operators and local telephone companies:

           [Diagram depicting the location of the Company's products in typical outside plants of CATV and local telephone operators]

  The primary functions of the Company's products designed for the CATV industry are cable routing and management, equipment access, heat dissipation and security. The Company believes that it offers the broadest line of enclosure products for use in the CATV industry. In addition to being widely deployed by CATV operators, these products are also now being approved for use by a number of telephone companies that are adding fiber optic and broadband functionality to their networks. The Company anticipates demands for the CATV product line to result from continued construction of broadband networks and upgrades of existing CATV networks to accommodate enhanced video services, internet access via cable modems and wireless PCS transport.

  The Company also specializes in the manufacture of products designed to meet the needs of its local telephone company customers, including sealed plant products. These products include a sealed chamber to provide environmental protection for copper wires, coaxial cable and optical fibers that have been exposed for purposes of splicing and termination. The Company's sealed plant products feature a mechanical sealing system which, unlike many competitors' products, does not require gels, compounds or heat shrink to create and maintain the required seal. This system provides significant value to users in terms of faster installations, repeat access and elimination of excessive components and the need for special tools.

  Historically, the Company's sealed plant products have been deployed in areas characterized by severe flooding, moisture and corrosion problems. Recently, some telephone companies have adopted a complete sealed plant strategy designed to enhance the reliability of their networks, reduce maintenance costs and extend the service life of their copper-based systems. In addition, management expects that demand for sealed plant products may result from new transmission technologies that enhance the capabilities and capacity of existing copper networks, such as HDSL and ADSL, which support high-speed data, video and internet access over existing copper wires. As a result of these technologies, it is anticipated that network operators may seek to upgrade their copper wire facilities in order to improve reliability and performance. The Company's sealed plant products are well suited for such applications.

  The Company continues to review new products to complement its existing product line and marketing strengths. New product development initiatives being studied by the Company include additional products for the CATV and local telephone markets as well as new products for customers in industries outside of the communications industry, such as the utility industry. See "Business Strategy" and "Product Development and Engineering."

MARKETING AND SALES

  The Company markets its products primarily through a direct sales force of 21 technically trained salespeople and over 25 independent sales distributors and manufacturers representatives as of March 31, 1996. The Company's sales force is based in North America and select international markets and is divided into three groups covering domestic CATV customers, domestic telecommunications customers and international customers. The Company employs an application-based, system approach to marketing its products, offering the customer, where appropriate, a complete, cost-effective system solution to meet its enclosure and other outside plant requirements. All sales personnel have technical expertise in the products they market and are assisted by the Company's engineering and technical marketing specialists in designing these system solutions.

  The Company's direct sales force is supported by a sales/customer service department that administers and schedules incoming orders, requests for product enhancements and service inquiries. This department has locations in Temecula, California, Canada and the United Kingdom, and maintains direct communications with customers and the Company's field sales and operations personnel. As of March 31, 1996, the Company employed eight people in its sales/customer service department.

  The sales force receives additional support from the Company's technical and product marketing department. The field technical service personnel within this department work closely with the sales staff and customers to develop system solutions and provide a full range of technical support, training and certification for users of the Company's products. The product marketing personnel within this department perform a variety of functions, including product line management and general marketing services. These individuals also provide the Company with strategic plans for product development, new market access, acquisitions and strategic alliances and work closely with the Company's sales, engineering and manufacturing departments to implement such strategic plans. As of March 31, 1996, the Company employed ten people in its technical and product marketing department.

  The marketing department also promotes and positions the Company both domestically and internationally by performing functions relating to public relations, product literature, market research and advertising. The Company participates regularly in industry trade shows and exhibits for the CATV and local telephone markets.

MANUFACTURING OPERATIONS

  The Company's products are manufactured at its facility in Temecula, California. The Company's vertically integrated and modern manufacturing processes enable the Company to control each step in the manufacturing process, including product design and engineering; design and development of its own dies, tools and molds; and wiring, assembly and packaging. The Company's manufacturing expertise enables it to tailor its products to satisfy customer demands, rapidly and efficiently produce large volumes of products, control expenses and ensure product quality. Management considers the Company's manufacturing expertise a significant competitive advantage, providing it with the ability to satisfy the requirements of major customers with relatively short lead-times and reduce backlog by promptly booking and shipping orders.

  The Company's Temecula facility contains approximately 160,000 square feet of manufacturing, warehouse and office space designed and constructed specifically to the Company's requirements. An adjacent 100,000 square foot building is also being constructed and is expected to be completed in July, 1996 and will be leased by the Company. This building is intended to enhance manufacturing efficiency, increase warehouse space and enable the Company to increase manufacturing capacity as required. In 1996, the Company is expected to be awarded ISO 9000 certification, a worldwide industry standards certification, with respect to its manufacturing facility. Management has followed a long-term capacity plan, adding the equipment, facilities and trained personnel required to support anticipated growth of the Company's business. As a result, management believes that the Company's manufacturing facility is adequate to meet anticipated product demand for the foreseeable future.

  The Company owns its manufacturing equipment, which is generally state-of-the-industry, and all manufacturing processes are performed by trained Company personnel. The Company's broad range of manufacturing processes includes injection molding, structural foam molding, rotational molding, metal fabrication, rubber injection, transfer and compression molding, and termination block fabrication. The Company has implemented several quality and process assurance programs, including continuous monitoring of key processes and regular product inspection and testing. The Company is committed to the production of the highest quality products.

PRODUCT DEVELOPMENT AND ENGINEERING

  The Company believes it was the first to design, manufacture and market thermoplastic enclosure products for use in the communications industry on a wide scale. Since the original introduction of its products, the Company has continued to design all of its own products and develop core capabilities in product engineering and development. As a result, in response to demands of the communications industry for increasingly sophisticated enclosure products, the Company has been able to develop a series of products with effective heat dissipation qualities; a superior environmental sealing and protection system that, unlike many competitors' products, does not require gels, compounds or heat shrink to maintain the required seal; easy access for technicians through circular covers that can be removed to fully expose the enclosed electronics; compatibility with a variety of signal delivery network architectures; and versatility to accommodate network growth through custom hardware and universal mounting systems that adapt to a variety of new electronic hardware. Many of the Company's thermoplastic enclosure products are now considered state-of-the-industry, having received field testing and other approvals and standardization certifications from major CATV and telephone company operators.

  The Company's new product development philosophy is applications based and customer driven, focusing on the complete design cycle from product concept through tooling and high-volume manufacturing. A team comprised of engineering, marketing, manufacturing and direct sales personnel work together to define, develop and deliver complete system solutions to customers. The Company is equipped to conduct many of its own product testing procedures for performance qualification purposes, enabling it to accelerate the product development process.

  As of March 31, 1996, the Company employed 13 people in its product development and engineering department. In each of 1993, 1994 and 1995, the Company spent approximately $0.5 million on research and development. The Company intends to continue to invest in new product development, including plans to use approximately $7.0 million to $10.0 million of the net proceeds of the Offering for this purpose.

CUSTOMERS

  The Company sells its products directly to CATV operators and telephone companies throughout the United States, Canada and certain other international markets, principally developed nations. During 1995, the Company shipped products to more than 4,000 customer locations, and its five largest customers accounted for 47.9% of total net sales. In 1995, the Company's five largest customers (by sales volume) were, in the United States, BellSouth, Comcast, Continental Cablevision, TCI and Time Warner, and in international markets, Bricast/VisionStream (Australia), Cablenet (Canada), Cable Systems Media (Israel), Rogers Communications (Canada) and Shaw Cable (Canada). Two customers, TCI and Time Warner, accounted for 17.5% and 15.6%, respectively, of the Company's net sales in 1995.

  The Company's customers generally do not enter into long-term supply contracts providing for future purchase commitments for the Company's products. Further, the Company believes that many of its customers periodically review their supply relationships and alter buying patterns based upon their current assessment of the products and pricing available in the marketplace. This periodic review can and does result in significant changes from fiscal period to fiscal period in the level of purchases of the Company's products by specific customers. The Company understands that TCI is currently conducting such a review. See "Risk Factors--Concentration of Customers; Limited Backlog" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLECTUAL PROPERTY

  Following consummation of the Offering, the Company will own all of the patents and other technology employed by it in the manufacture and design of its products. See "Reorganization and Termination of S Corporation Status." The Company's patents, which expire between 1996 and 2010, cover various aspects of the Company's products. In addition, the Company has certain trade secrets, know-how and trademarks related to its technology and products. Management does not believe that any single patent or other intellectual property right is material to the Company's success as a whole. The Company intends to maintain an intellectual property protection program designed to preserve its intellectual property assets.

COMPETITION

  The industries in which the Company operates are highly competitive. See "Risk Factors--Competition." The Company believes, however, that several factors, including its ability to service national and multi-national customers, direct sales force, focus on enclosure products, specialized engineering resources and vertically integrated manufacturing operations, provide the Company with a competitive advantage. Management believes that the principal competitive factors in the communications equipment market are product availability, customer service, product performance, new product capabilities and price. Competitive price pressures are common in the industry. In the past, the Company has responded to these pressures effectively with cost control through vertical integration utilizing advanced manufacturing techniques, cost-effective product designs and material selection and an aggressive procurement philosophy. In addition, in the past, certain of the Company's telecommunications customers have required relatively lengthy field testing of new products prior to purchasing such products in quantity. In connection with the deregulation of the telecommunications segment and the related convergence occurring within the CATV and telecommunications industries, it is uncertain whether and the extent to which such field testing will continue to be required. While field testing can delay the introduction of new products, it can also act as a competitive advantage in that it makes new product introduction and sales by competitors more difficult.

RAW MATERIALS; AVAILABILITY OF COMPLEMENTARY PRODUCTS

  The principal raw materials used by the Company are thermoplastic resins, neoprene rubbers, hot and cold rolled steel, stainless steel and copper. The Company also uses certain other raw materials, such as fasteners, packaging materials and communications cable. Management believes the Company has adequate sources of supply for the raw materials used in its manufacturing processes and attempts to develop and maintain multiple sources of supply for raw materials in order to help ensure the availability and competitive pricing of these materials.

  Most plastic resins are purchased under annual and multi-year contracts to help stabilize cost and improve supplier delivery performance. Neoprene rubbers are manufactured by multiple custom compounders using the Company's proprietary formulas. Metal products are supplied in standard stock shapes, coils and custom rollforms. All hot and cold rolled steels are either hot dipped galvanized or zinc or cadmium electro-plated, which coating operations are conducted by local outside processors.

  In addition, in order to position itself as a full-line product supplier, the Company also relies on certain manufacturers to supply products that complement the Company's own product line, such as grade level boxes and cable-in-conduit. The Company believes there are multiple sources of supply for these products.

EMPLOYEES

  As of March 31, 1996, the Company employed 245 people (including 29 temporary employees), of whom 40 were in sales, 189 were in manufacturing operations (including the 29 temporary employees) and 16 were in finance and administration. The Company considers its employee relations to be good, and it recognizes that its ability to attract and retain qualified employees is an important factor in its growth and development. None of the Company's employees is subject to a collective bargaining agreement, and the Company has not experienced any material business interruption as a result of labor disputes within the past five years.

PROPERTIES

  The Company occupies approximately 160,000 square feet of space in Temecula, California, of which approximately 55%, 30% and 15% is used for manufacturing, warehouse and office space, respectively. This facility is leased from William
H. Channell, Sr., the Company's Chairman of the Board and Chief Executive Officer. See "Certain Transactions" and "Risk Factors--Disruptions at the Company's Manufacturing Facilities; Lease With Related Party." The lease term for this facility extends through 2005, and the Company has two five-year renewal options to extend the term to 2015. An adjacent 100,000 square foot building is also being constructed and is expected to be completed in July, 1996. This building, which will be used primarily for warehouse space, is also being leased from Mr. Channell, Sr. through 2005, with two five-year renewal options to extend the term to 2015. See "Manufacturing Operations." Rental expense in 1996 under the Company's existing facility in Temecula, California is expected to be $650,000. Rental expense on the addition is expected to commence upon completion of construction at an annual rate of $420,000. The Company also leases an aggregate of approximately 40,000 square feet of warehouse and regional sales office space in California, North Carolina, Canada and the United Kingdom. The Company considers its current facilities to be adequate for its operations.

REGULATION

  The communications industry is subject to regulation in the United States and other countries. Federal and state regulatory agencies regulate most of the Company's domestic customers. On February 1, 1996, the United States Congress passed the Telecommunications Act, which the President signed into law on February 8, 1996. The Telecommunications Act lifts certain restrictions on the ability of companies, including RBOCs and other customers of the Company, to compete with one another and generally reduces the regulation of the communications industry. Although the Company believes that the deregulation of the communications industry may increase the Company's opportunities to provide solutions for its customers' signal transmission network needs, the effect of the Telecommunications Act on the market for the Company's products is difficult to predict at this time.

  The Company is also subject to a wide variety of federal, state and local environmental laws and regulations. The Company utilizes, principally in connection with its thermoplastic manufacturing processes, a limited number of chemicals which are classified as hazardous or similar substances. It is difficult to predict what impact these environmental laws and regulations may have on the Company in the future. Restrictions on chemical uses or certain manufacturing processes could restrict the ability of the Company to operate in the manner that it currently operates or is permitted to operate. Management believes that the Company's operations are in compliance in all material respects with current environmental laws and regulations. Nevertheless, it is possible that the Company may experience releases of certain chemicals to environmental media which could constitute violations of environmental law (and have an impact on its operations) or which could cause the incurrence of material cleanup costs or other damages. For these reasons, the Company might become involved in legal proceedings involving exposure to chemicals or the remediation of environmental contamination from past or present operations. Because certain environmental laws impose joint, several, strict and retrospective liability upon current owners or operators of facilities from which there have been releases of hazardous substances, the Company could be held liable for remedial measures or other damages (such as liability for personal injury actions) at properties it owns or utilizes in its operations, even if the contamination was not caused by the Company's operations. See "Risk Factors--Environmental Matters."

LITIGATION

  The Company is from time to time involved in ordinary routine litigation incidental to the conduct of its business. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate for such litigation matters. Management believes that no presently pending litigation matters will have a material adverse effect on the Company's financial statements taken as a whole or on its results of operations.

BACKGROUND

  The Company was incorporated in Delaware on April 23, 1996, as the successor to the Predecessor. The Company's executive offices are located at 26040 Ynez Road, Temecula, California 92591-9022, and its telephone number at that address is (909) 694-9160.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth information with respect to the Company's executive officers and directors and their ages as of March 31, 1996.

                 NAME                 AGE              POSITIONS
                 ----                 ---              ---------
 William H. Channell, Sr. ...........  68 Chairman of the Board and Chief
                                          Executive Officer
 William H. Channell, Jr. ...........  38 President and Director
 Gary W. Baker.......................  52 Chief Financial Officer
 Andrew M. Zogby.....................  35 Vice President, Marketing
 Edward J. Burke.....................  40 Vice President, Engineering
 Dale C. Wooding.....................  45 Vice President, Manufacturing
 John B. Kaiser......................  44 Vice President, Broadband Sales
 George R. Bell......................  42 Vice President, Telecommunications
                                          Sales
 Gary D. Williams....................  49 Vice President, International Sales
 Jacqueline M. Channell..............  64 Secretary and Director
 Arthur L. Addis.....................  76 Director

  In addition, Eugene R. Schutt, Jr. and Edmund M. Kaufman have agreed to serve as directors of the Company commencing immediately following the closing of the Offering. The Company's independent, non-management directors will represent a majority on each of the Company's three-member Audit Committee and Compensation Committee.

   The directors of the Company are staggered into three classes, with the directors in a single class elected at each annual meeting of stockholders to serve for a term of three years or until their successors have been elected and qualified. The authorized number of members of the Board of Directors is currently seven. The executive officers of the Company serve at the pleasure of the Board of Directors. In 1996, the Company changed the title of several executive officers to more accurately reflect their roles and responsibilities.

  William H. Channell, Sr., the son of the Company's founder, James W. Channell, will assume the position of Chairman of the Board in connection with the Offering and will continue to serve as Chief Executive Officer after the Offering. Prior to the Offering, he had held the position of President and Chief Executive Officer since 1966. Mr. Channell, Sr. is a co-trustee of the Channell Family Trust, which is a principal stockholder of the Company, and is the husband of Jacqueline M. Channell and the father of William H. Channell, Jr. His initial term as a director expires in 1999.

  William H. Channell, Jr. will assume the position of President in connection with the Offering. He has been a Director of the Company since 1984. Since joining the Company in 1979, Mr. Channell, Jr. has held the positions of Executive Vice President, Director of Marketing and National Sales Manager. Mr. Channell, Jr. is a principal stockholder of the Company and is the son of William H. Channell, Sr. and Jacqueline M. Channell. His initial term as a director expires in 1997.

  Gary W. Baker has been the Company's Chief Financial Officer since 1985. From 1983 to 1985, Mr. Baker was the corporate controller of Symbolics, Inc., a publicly traded manufacturer of computer products.

  Andrew M. Zogby has been the Company's Vice President, Marketing since March, 1996. Prior to joining the Company, Mr. Zogby was Director of Strategic Marketing, Broadband Connectivity Group for ADC Telecommunications, a publicly traded, telecommunications equipment supplier to both telephone and CATV network providers worldwide. He had been with ADC Telecommunications since 1990. Mr. Zogby has held various technical marketing positions in the telecommunications equipment industry since 1984.

  Edward J. Burke has been the Company's Vice President, Engineering since May 1996 and has served in various similar and other capacities with the Company since 1984. Mr. Burke has held various technical positions in the thermoplastic product engineering and tooling design field since 1978.

  Dale C. Wooding has been the Company's Vice President, Manufacturing since May 1996 and has served in various similar and other capacities with the Company since 1985. Mr. Wooding has held various positions in the manufacturing management field since 1976.

  John B. Kaiser has been the Company's Vice President, Broadband Sales since May, 1996. He held the position of Director of Marketing for the Company from 1987 to 1991. Between 1991 and his return to the Company, Mr. Kaiser held the position of District Manager, Southern California, for the General Polymers Division of Ashland Chemical, a thermoplastics distributor, where his responsibilities included general management of district operations, including sales, warehousing, procurement and logistics.

  George R. Bell has been the Company's Vice President, Telecommunications Sales since May 1996 and has served in various similar and other capacities with the Company since 1989. Mr. Bell has held various sales and marketing positions in the telecommunications and CATV equipment industry since 1981.

  Gary D. Williams has been the Company's Vice President, International Sales since May 1996 and has served in various similar and other capacities since 1988. Mr. Williams has held various positions in the CATV operations and equipment field for over 20 years.

  Jacqueline M. Channell has been the Company's Secretary and a Director since 1966. She is a co-trustee of the Channell Family Trust, which is a principal stockholder of the Company, and is the wife of William H. Channell, Sr. and the mother of William H. Channell, Jr. Mrs. Channell's term as a director expires in 1998.

  Arthur L. Addis has been a Director of the Company since 1981. Since 1974, Mr. Addis has been the President of Arthur Addis & Associates, a business consulting firm, and in such capacity has provided consulting services to the Company since 1981. Mr. Addis has been a member of the boards of directors of numerous other domestic and international companies in a variety of industries. Mr. Addis's initial term as a director expires in 1998.

  Edmund M. Kaufman has agreed to serve as a director of the Company commencing immediately following the closing of the Offering, with his initial term expiring in 1997. Since 1964, Mr. Kaufman (or an entity controlled by him) has been a partner of the law firm Irell & Manella LLP, which firm is acting as counsel to the Company in connection with the Offering and is expected to continue to represent the Company following the Offering.

  Eugene R. Schutt, Jr. has agreed to serve as a director of the Company commencing immediately following the closing of the Offering, with his initial term expiring in 1999. Since January 1992, Mr. Schutt has been the President of Avco International, a division of Avco Financial Services, Inc., an international financial services company. From 1984 to 1992, he served as President of Pratt Industries, Inc., a manufacturer of paper and related products.

COMPENSATION OF DIRECTORS

  Directors who are also officers of the Company (except as indicated below) receive no additional compensation for their services as directors. The Company's non-management directors receive compensation consisting of an annual retainer fee of $15,000 plus $1,000 for attendance at any meeting of the Board of Directors or any committee thereof, plus direct out-of-pocket costs related to such attendance. Mrs. Channell also receives non-management director retainer and attendance fees. Mrs. Channell does not receive separate compensation for serving as the Company's Secretary. In addition, pursuant to the Company's 1996 Incentive Stock Plan (as described below), (i) effective upon consummation of the Offering, each non-management director (including Mrs. Channell) will receive options to acquire 1,000 shares of the Company's Common Stock with an exercise price equal to the initial public offering price, and (ii) on the date of each of the Company's annual stockholder meetings after the Offering, each non-management director (including non-executive officers who serve as directors) serving on the Board of Directors immediately following such meeting will receive options to acquire 1,000 shares of the Company's Common Stock with an exercise price equal to the market value of the Common Stock on the date such options are granted. These options will become exercisable at a rate of 33 1/3% per year commencing on the first anniversary of the date of issuance and will have a term of 10 years.

  The Company also engages Arthur Addis & Associates, of which Mr. Addis is the president, to perform management consulting services for the Company, for which such firm receives certain fees. See "Certain Transactions."

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth the annual and long-term compensation of the Company's Chief Executive Officer and four additional most highly compensated executive officers for the year ended December 31, 1995 (collectively, the "Named Officers").

                                                                 LONG-TERM COMPENSATION
                                                            --------------------------------
                                                                   AWARDS          PAYOUTS
                                                            --------------------- ----------
                                                                       SECURITIES
                          ANNUAL COMPENSATION  OTHER ANNUAL RESTRICTED UNDERLYING             ALL OTHER
   NAME AND POSITIONS     -------------------- COMPENSATION   STOCK     OPTIONS/     LTIP    COMPENSATION
 HELD WITH THE COMPANY    SALARY($)  BONUS($)     ($)(1)    AWARDS($)   SARS(#)   PAYOUTS($)    ($)(2)
 ---------------------    ---------- --------- ------------ ---------- ---------- ---------- ------------
William H. Channell,      $ 225,000  $     --      $--         $--         --        $--        $4,020
 Sr.....................
 Chairman of the Board
 and Chief Executive
 Officer(3)
William H. Channell,        350,000    542,000      --          --         --         --         4,020
 Jr.....................
 President
Gary W. Baker...........    118,657     45,000      --          --         --         --         4,020
 Chief Financial Officer
Edward J. Burke.........    108,486     45,000      --          --         --         --         4,020
 Vice President,
 Engineering
Dale C. Wooding.........     95,092     45,000      --          --         --         --         4,020
 Vice President,
 Manufacturing

- --------
(1) For each individual named, compensation excludes perquisites and other personal benefits, that did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for such individual.
(2) Amounts reflect payments under the Company's Profit Sharing Plan (as described below).
(3) The amounts set forth with respect to Mr. Channell, Sr. do not reflect (i) license fees in the amount of $2.0 million paid to Mr. Channell, Sr. with respect to 1995 sales of products relating to the Channell Patents or (ii) payment of premiums by the Company on a life insurance policy for Mr. Channell, Sr. under which the Company was previously the beneficiary. See "Employment Contracts" and "Certain Transactions."

  In connection with the Offering, each of Mr. Channell, Sr.'s and Mr. Channell, Jr.'s annual base salary will be increased to $500,000. See "Employment Contracts." Upon consummation of the Offering, Mr. Channell, Jr. will also receive options to acquire 100,000 shares of Common Stock with an exercise price equal to the initial public offering price per share, which options will become exercisable in three equal annual installments beginning on the first anniversary of the date of issuance. In addition, as an incentive for continued services, the Company currently intends to grant a cash bonus of $200,000 to each of Messrs. Baker, Wooding and Burke, which bonus will be earned and payable in three equal installments on each of December 31, 1997, 1998 and 1999, provided such executive officer remains employed by the Company and subject to continued payment in the event of the death of the executive officer. The average tenure of these executive officers with the Company is 11 years.

1996 INCENTIVE STOCK PLAN

  The Company's 1996 Incentive Stock Plan (the "Stock Plan") currently permits the granting to the Company's key employees, directors and other service providers of (i) options to purchase shares of the Company's Common Stock and
(ii) shares of the Company's Common Stock that are subject to certain vesting and other restrictions ("Restricted Stock"). A maximum of 750,000 shares of Common Stock have been reserved for issuance under the Stock Plan. Approximately 525,000 "non-qualified" options to acquire shares of Common Stock will be granted to approximately 70 of the Company's employees and directors (including 100,000 stock options being issued to William H. Channell, Jr., the Company's President) at the time of the Offering with an exercise price equal to the public offering price. These options will vest at a rate of 33 1/3% per year beginning on the first anniversary of the date of issuance and will have a term of 10 years.

  The Stock Plan is administered by the Compensation Committee of the Board of Directors, which will be composed entirely of two or more directors who are "disinterested" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The aggregate number of stock options or shares of Restricted Stock that may be granted to any single participant under the Stock Plan during any fiscal year of the Company is 100,000. The purpose of the Stock Plan is to secure for the Company and its stockholders the benefits arising from stock ownership by key employees, directors and other service providers selected by the Compensation Committee.

  All options granted under the Stock Plan are non-transferable and exercisable in installments determined by the Compensation Committee, except that each option is to be exercisable in minimum annual installments of 20% commencing with the first anniversary of the option's grant date. Each option granted has a term specified in the option agreement, but all options expire no later than ten years from the date of grant. Options under the Stock Plan may be designated as "incentive stock options" for federal income tax purposes or as options which are not qualified for such treatment, or "non-qualified stock options." In the case of incentive stock options, the exercise price must be at least equal to the fair market value of the stock on the date the option is granted. The exercise price of a non-qualified option need not be equal to the fair market value of the stock at the date of grant, but may be granted with any exercise price which is not less than 85% of the fair market value at the time the option is granted, as the Compensation Committee may determine. The aggregate fair market value (determined at the time the options are granted) of the shares covered by incentive stock options granted to any employee under the Stock Plan (or any other plan of the Company) which may become exercisable for the first time in any one calendar year may not exceed $100,000.

  Upon exercise of any option, the purchase price must generally be paid in full either in cash or by certified or cashier's check. However, in the discretion of the Compensation Committee, the terms of a stock option grant may permit payment of the purchase price by means of (i) cancellation of indebtedness owed by the Company, (ii) delivery of shares of Common Stock already owned by the optionee (valued at fair market value as of the date of exercise), (iii) delivery of a promissory note secured by the shares issued,
(iv) delivery of a portion of the shares issuable upon exercise (i.e., exercise for the "spread" on the option payable in shares), or (v) any combination of the foregoing or any other means permitted by the Compensation Committee.

  Any grants of Restricted Stock will be made pursuant to Restricted Stock Agreements, which will provide for vesting of shares at a rate to be determined by the Compensation Committee with respect to each grant of Restricted Stock. Until vested, shares of Restricted Stock are generally non-transferable and are forfeited upon termination of employment.

PROFIT SHARING AND SAVINGS PLANS

  The Company maintains a qualified Profit Sharing Plan. Any employee who has completed two years of employment with the Company is eligible to participate in such plan. A participating employee is fully vested at all times in his or her account, including any interest credited to the account. However, a participating employee may not withdraw all of any portion of his or her account prior to the date that he or she either (i) incurs total and permanent disability or (ii) terminates employment with the Company. Annual contributions by the Company to the Profit Sharing Plan are discretionary and do not exceed the amount allowable for federal income tax purposes.

  The Company also maintains a qualified "savings plan" pursuant to Section 401(k) of the Code. This plan allows any employee who has completed three months of employment with the Company to contribute each pay period up to 15% of his or her earnings (but not more than $9,500 annually) for investment in annuity contracts and mutual funds. A participating employee is fully vested at all times in his or her account, including any interest credited to the account. However, a participating employee may not withdraw all of any portion of his or her account prior to the date that he or she either (i) incurs total and permanent disability or (ii) terminates employment with the Company. The Company is under no obligation to make, and has not made, any contributions on behalf of employees participating in this plan.

EMPLOYMENT CONTRACTS

  The Company has entered into employment agreements with each of William H. Channell, Sr. and William H. Channell, Jr., engaging them as the Chairman of the Board and Chief Executive Officer and President of the Company, respectively. For their service, each of Messrs. Channell, Sr. and Channell, Jr. is entitled to receive an annual salary of $500,000, subject to cost of living increases. In addition, each executive is entitled to participate in the Stock Plan, the Profit Sharing Plan and the Incentive Plan (described below). The employment agreements provide that each executive is entitled to certain other benefits paid for by the Company, including an automobile allowance, health insurance and sick leave, in accordance with the Company's customary practices for senior executive officers. In the case of Mr. Channell, Sr., such benefits also include (i) during the term of the agreement, the payment of premiums for a term disability policy providing for $250,000 in annual benefits in the case of his temporary or permanent disability, and (ii) during the lifetime of Mr. Channell, Sr. and his wife, Jacqueline M. Channell, medical insurance for each of Mr. and Mrs. Channell comparable to that provided to the Company's senior executive officers, subject to a premium reimbursement obligation in the case of the medical insurance provided to Mrs. Channell. Each of the employment agreements has a term of five years. In the event either executive is terminated without cause (as defined in the employment agreements), he is entitled to receive, as a severance benefit, an amount equal to three times his annual base salary, and any options or Restricted Stock previously granted to such executive will become immediately vested.

  In addition, prior to the Offering, the Company maintained and paid the premiums with respect to a $1.5 million whole life insurance policy for Mr. Channell, Sr., under which the Company was named as the beneficiary. In connection with the Offering, this policy will be transferred to Mr. Channell, Sr. in consideration of the payment by Mr. Channell, Sr. to the Company of an amount equal to the estimated $328,000 cash surrender value of this policy as of the closing of the Offering, and the beneficiary under this policy will be redesignated as Mrs. Channell. Thereafter, the Company will continue to pay a portion of the premiums with respect to this policy during Mr. Channell, Sr.'s lifetime.

INCENTIVE COMPENSATION PLAN

  Effective beginning in the Company's 1996 fiscal year, the Board of Directors adopted the Company's 1996 Performance-Based Annual Incentive Compensation Plan (the "Incentive Plan"). Eligible participants consist of key employees of and other service providers to the Company. The Incentive Plan is administered by the Compensation Committee of the Board of Directors. The amount of awards granted under the Incentive Plan are determined based on an objective computation of the actual performance of the Company relative to pre-established performance goals. Measures of performance may include level of sales, EBITDA, net income, income from operations, earnings per share, return on sales, expense reductions, return on capital, stock appreciation, return on equity, invention, design or development of proprietary products or improvements thereto (patented or otherwise), or sales of such proprietary products or improvements or profitability achieved from sales of proprietary products or improvements. Awards under the Incentive Plan are payable in cash or, at the election of the Compensation Committee, Common Stock of the Company. The Compensation Committee may establish a bonus pool from which all awards under the Incentive Plan may be granted as well as individual, non-bonus pool awards. No participant in the Incentive Plan may receive awards under such plan during any fiscal year of the Company in excess of $1,000,000 or 100,000 shares of Common Stock.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of June 18, 1996, including beneficial ownership by the Selling Stockholder, each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, each of the Company's directors and prospective directors, each of the Named Officers, and all directors, prospective directors and executive officers as a group. Except as otherwise noted, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Information regarding percentage ownership after the Offering assumes no exercise of the Underwriters' over-allotment option.

                          BENEFICIAL OWNERSHIP               BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(2)      SHARES    AFTER OFFERING(2)
                          -----------------------   BEING    --------------------
        NAME(1)             SHARES      PERCENT   OFFERED(3)  SHARES   PERCENT(3)
        -------           ------------ ---------- ---------- --------- ----------
William H. Channell, Sr.
 and Jacqueline M.
 Channell,
 as co-trustees of the
 Channell Family
 Trust(4)...............     3,620,830     59.0%   400,000   3,220,830    36.4%
William H. Channell,
 Jr.....................     1,534,250     25.0        --    1,534,250    17.4
Carrie S. Rouveyrol(5)..       490,960      8.0        --      490,960     5.6
The Taylor Family
 Trust(5)...............       490,960      8.0        --      490,960     5.6
Gary W. Baker...........           --       --         --          --      --
Edward J. Burke.........           --       --         --          --      --
Dale C. Wooding.........           --       --         --          --      --
Arthur L. Addis (6).....           --       --         --        5,000     (7)
Edmund M. Kaufman.......           --       --         --          --      --
Eugene R. Schutt, Jr....           --       --         --          --      --
All current executive
 officers, directors and
 prospective
 directors as a group
 (13 persons)...........     5,155,080     84.0%   400,000   4,760,080    53.9%

- --------
(1) The address for each stockholder is 26040 Ynez Road, Temecula, California 92591-9022.
(2) Upon the consummation of the Offering, the Company will issue to certain employees and directors options to acquire approximately 525,000 shares of Common Stock (including 100,000 stock options being issued to William H. Channell, Jr., the Company's President) with an exercise price equal to the initial public offering price. These options will become exercisable in three equal annual installments beginning on the first anniversary of the date of issuance. This chart does not reflect any of the portion of these options that will be issued to certain individuals listed in the chart.

(3) In the event the Underwriters' over-allotment option is exercised in full, the Channell Family Trust will sell an additional 465,000 shares of Common Stock, thereby reducing its percentage ownership after the Offering to 31.2% and reducing the percentage ownership of the Company's current executive officers, directors and prospective directors as a group to 48.6%.
(4) William H. Channell, Sr., the Company's Chairman of the Board and Chief Executive Officer, and Jacqueline M. Channell, the secretary and a director of the Company, are the sole trustees of the Channell Family Trust and together have sole voting and dispositive power over the shares of Common Stock owned by such trust.
(5) Ms. Rouveyrol and Michele Taylor, who is a co-trustee of the Taylor Family Trust, are daughters of William H. Channell, Sr. and Jacqueline M. Channell. Ms. Taylor and her husband, Roy Taylor, are the sole trustees of the Taylor Family Trust and together have sole voting and dispositive power over the shares of Common Stock owned by such trust.

(6) It is anticipated that Mr. Addis will purchase 5,000 shares of Common Stock in the Offering at a price equal to the initial public offering price.

(7) Less than 1%.

                             CERTAIN TRANSACTIONS

  The Company leases approximately 160,000 square feet of manufacturing, warehouse and office space in Temecula, California, from William H. Channell, Sr., a principal stockholder and the Chairman of the Board and Chief Executive Officer of the Company. The term of the lease is through December 31, 2005, with two five-year renewal options. The original monthly rental payment (commencing in 1990) is $54,182, and the lease provides for annual cost of living increases beginning in 1993. For the 1993-1996 period, the lease was amended to waive the cost of living increases. An adjacent 100,000 square foot building is also being constructed and is expected to be completed in July, 1996. This building is also being leased from Mr. Channell, Sr. through 2005, with two five-year renewal options, requiring monthly rental payments of $35,000. The Company believes that the terms of these leases are no less favorable to the Company than could be obtained from an independent third party.

  Prior to the Offering, Mr. Channell, Sr. received from the Company a 10% license fee on the sale of certain products utilizing the Channell Patents. For 1993, 1994 and 1995, the expense for these license fees totaled
$1.0 million, $1.6 million and $2.0 million, respectively. Prior to the consummation of the Offering, the Channell Patents will be sold to the Company, the license fee arrangement between the Company and Mr. Channell, Sr. will be terminated and, thereafter, no license fees will be paid to Mr. Channell, Sr. or any other person with respect to the Channell Patents. See "Reorganization and Termination of S Corporation Status" and "Use of Proceeds."

  Prior to the consummation of the Offering, the Company maintained and paid the premiums with respect to a $1.5 million whole life insurance policy for Mr. Channell, Sr., under which the Company was named as the beneficiary. In connection with the Offering, this policy will be transferred to Mr. Channell, Sr. in consideration of the payment by Mr. Channell, Sr. to the Company of an amount equal to the estimated $328,000 cash surrender value of this policy as of the closing of the Offering, and the beneficiary under this policy will be redesignated as Mr. Channell, Sr.'s wife, Jacqueline M. Channell. Thereafter, the Company will continue to pay a portion of the premiums with respect to this policy during Mr. Channell, Sr.'s lifetime.

  During 1994, Mr. Channell, Sr. made a non-interest bearing loan of $100,000 to the Company, which loan was repaid in full as of March 31, 1996.

  The Company engages Arthur Addis & Associates, the President of which is Arthur L. Addis, a director of the Company, to provide management consulting services to the Company. For these services, the Company paid this firm a fee of $91,000, $92,000 and $60,000 in 1993, 1994 and 1995, respectively. The
Company currently pays this firm an annual retainer fee of $60,000, payable monthly. The Company believes that the fees paid to Arthur Addis & Associates are fair and reasonable to the Company.

  Edmund M. Kaufman, who has agreed to serve on the Company's Board of Directors commencing immediately following the closing of the Offering, is the President of Edmund M. Kaufman Professional Corporation, which is a partner of the law firm Irell & Manella LLP. Such law firm (including Mr. Kaufman) has acted as counsel to the Company in connection with the Offering and is expected to continue to represent the Company following the Offering, for which such law firm will receive customary fees and expense reimbursement.

                         DESCRIPTION OF CAPITAL STOCK

  Pursuant to the terms of the Company's Restated Certificate of Incorporation, the Company's authorized capital stock consists of 19,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. The following description of the Company's capital stock does not purport to be complete or to give full effect to the provisions of statutory or common law and is in all respects qualified by reference to the applicable provisions of the Company's Restated Certificate of Incorporation.

COMMON STOCK

  Immediately prior to the closing of the Offering, the Company's issued and outstanding capital stock will consist of 6,137,000 shares of Common Stock owned by four stockholders, all of whom are members of, or are controlled by members of, the Channell family.

  The holders of Common Stock are entitled to one vote for each share held. Shares of Common Stock may not be voted cumulatively. All holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion from funds legally available therefor, and upon liquidation or dissolution are entitled to receive all assets available for distribution to the stockholders, in each case subject to the preferences that may be applicable to any outstanding Preferred Stock. The Common Stock has no preemptive, redemption, sinking fund, conversion or other subscription rights. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

  There are currently no shares of the Company's Preferred Stock outstanding. The Company's Board of Directors is authorized to issue from time to time up to 1,000,000 shares of Preferred Stock in one or more series, to determine the rights, preferences, privileges and restrictions with respect thereto and to fix the number and designation of shares constituting any series, in each case without further stockholder approval. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of the Company. The Company has no present intention to issues shares of Preferred Stock.

ELECTION OF DIRECTORS; STAGGERED BOARD

  Pursuant to the Company's Restated Certificate of Incorporation, the Company's Board of Directors is staggered into three classes. At each annual meeting of stockholders, the directors in a single class will be elected to serve as directors for a term of three years. Following the closing of the Offering, the Company expects that the Board of Directors will be comprised of six members. The initial assignment of existing and prospective directors to classes is indicated above under "Management--Executive Officers and Directors."

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have the effect of discouraging takeover attempts, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

  In addition, pursuant to the Company's Restated Certificate of Incorporation and Bylaws, (i) any action required or permitted to be taken by the Company's stockholders may be taken only at a duly called annual or special meeting of the stockholders, rather than by written consent of the stockholders, (ii) a special meeting of the Company's stockholders may only be called by the Company's Board of Directors, Chairman of the Board or Chief Executive Officer, (iii) the Company's stockholders must comply with certain advance notice procedures with regard to the nomination of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings, and (iv) directors of the Company may only be removed for cause and only by the affirmative vote of 75% of the voting power of the Company or a majority of the Board of Directors. Such provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors and therefore may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposals favored by the stockholders to be presented for stockholder consideration.

  The Company has also included in its Restated Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law. The Company has also entered into indemnity agreements with each of its executive officers and directors providing, among other things, that the executive officer or director shall be indemnified to the fullest extent permitted by applicable law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is Boston Equiserve L.P., a joint venture of the First National Bank of Boston, N.A. and State Street Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 8,837,000 shares of Common Stock outstanding. Of these shares, the 3,100,000 shares being offered hereby (3,565,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable under the Securities Act, subject to observance of the volume limitations described below in the case of shares beneficially owned by "affiliates" of the Company.

  The remaining 5,737,000 shares of Common Stock outstanding (5,272,000 shares if the Underwriters' over-allotment option is exercised in full) are "restricted securities" within the meaning of Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, including Rule 144 promulgated thereunder, which is summarized below. Sales of unrestricted shares or the Restricted Shares in the public market could adversely affect the market price of the Common Stock.

  The Company and each of the Channell Family Trust, William H. Channell, Jr., Carrie S. Rouveyrol and the Taylor Family Trust have entered into contractual "lock-up" agreements with the Representatives of the Underwriters providing that, except for shares sold pursuant to the Offering, they will not offer, sell, contract to sell or otherwise dispose of the shares of Common Stock of the Company owned by them for a period of 180 days after the effective date of the Offering without the prior written consent of Schroder Wertheim & Co. Incorporated, subject to certain exceptions. Following the 180-day lock-up period, 5,737,000 shares (5,272,000 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for sale in the public market pursuant to Rule 144 or other exemptions from the registration requirements of the Securities Act. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to the volume restrictions described below. In general, under Rule 144, a holder who is an "affiliate" of the Company will be able sell, without registration under the Securities Act, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the total number of outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks preceding the sale. These volume limits will not apply to a sale by a non-affiliate who has held his or her stock for more than three years or to any sale that is registered under the Securities Act. Ms. Rouveyrol and the Taylor Family Trust have agreed that, during the two-year period following the date of this Prospectus, unless otherwise permitted by the Representatives, any sales of shares of Common Stock by them will be subject to the volume limitations of Rule 144 of the Securities Act, without regard to whether they are otherwise legally obligated to comply with such limitations. See "Underwriting."

                                 UNDERWRITING

  The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company and the Selling Stockholder the aggregate number of shares of Common Stock set forth opposite their respective names.

                                                                       NUMBER OF
                                UNDERWRITERS                            SHARES
                                ------------                           ---------
      Schroder Wertheim & Co. Incorporated............................
      Smith Barney Inc. ..............................................
                                                                        -------
        Total.........................................................
                                                                        =======

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all the 3,100,000 shares of Common Stock offered hereby, if any are purchased. Schroder Wertheim & Co. Incorporated and Smith Barney Inc., as representatives (the "Representatives") of the several Underwriters, have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose
initially to offer a concession not in excess of $   per share to certain
dealers, including the Underwriters; that the Underwriters and such dealers
may initially allow a discount not in excess of $   per share to other
dealers; and that the initial public offering price and the concession and discount to dealers may be changed by the Representatives after the Offering.

  The Selling Stockholder has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 465,000 shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Common Stock in the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares proportionate to such Underwriter's initial commitment.

  The Company and each of the Channell Family Trust, William H. Channell, Jr., Carrie S. Rouveyrol and the Taylor Family Trust have agreed not to offer to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock held by them for a period of 180 days after the date of this Prospectus without the prior written consent of Schroder Wertheim & Co. Incorporated, subject to certain exceptions. In addition, Ms. Rouveyrol and the Taylor Family Trust have agreed that, during the two-year period following the date of this Prospectus, unless otherwise permitted by the Representatives, any sales of shares of Common Stock by them will be subject to the volume limitations of Rule 144 of the Securities Act, without regard to whether they are otherwise legally obligated to comply with such limitations.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol "CHNL."

  Prior to the Offering, there has been no public market for the Company's Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for the Company by the law firm of Irell & Manella LLP, Los Angeles, California, and certain legal matters will be passed upon for the Underwriters by the law firm of Troop Meisinger Steuber & Pasich LLP, Los Angeles, California. Edmund M. Kaufman, who has agreed to serve on the Company's Board of Directors commencing immediately following the Offering, is the President of Edmund M. Kaufman Professional Corporation, which is a partner of the law firm Irell & Manella LLP.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1994 and December 31, 1995, and for each of the three years in the period ended December 31, 1995, have been included herein and in the Registration Statement of which this Prospectus is a part in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Certified Public Accountants........................ F-2
Balance Sheets as of December 31, 1994, December 31, 1995 and March 31,
 1996 (unaudited)......................................................... F-3
Statements of Income for the years ended December 31, 1993, December 31,
 1994 and December 31, 1995 and for the three months ended March 31, 1995 and 1996 (unaudited)..................................................... F-4
Statements of Stockholders' Equity for the years ended December 31, 1993,
 December 31, 1994 and December 31, 1995 and for the three months ended
 March 31, 1996 (unaudited)............................................... F-5
Statements of Cash Flows for the years ended December 31, 1993, December
 31, 1994 and December 31, 1995 and for the three months ended March 31,
 1995 and 1996 (unaudited)................................................ F-6
Notes to Financial Statements............................................. F-7

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Channell Commercial Corporation

  We have audited the accompanying balance sheets of Channell Commercial Corporation as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channell Commercial Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Los Angeles, California
May 9, 1996 (except for Notes N and O as to which the date is June 14, 1996)

                        CHANNELL COMMERCIAL CORPORATION

                                 BALANCE SHEETS

            (amounts in thousands, except share and per share data)

                                                                UNAUDITED
                                             DECEMBER 31,     MARCH 31, 1996
                                            --------------- ------------------
                                                                         PRO
                                                                        FORMA
                                                                        (NOTE
                                             1994    1995   HISTORICAL   B)
                                            ------- ------- ---------- -------
ASSETS
CURRENT ASSETS
  Cash..................................... $   797 $ 1,375  $   390   $   390
  Accounts receivable (Note F).............   4,358   4,122    6,688     6,688
  Accounts receivable--related party.......     --      --       --         56
  Inventories (Notes C and F)..............   2,605   2,609    2,584     2,584
  Deferred income taxes....................     --      --       --        146
  Prepaid expenses.........................     333     396      342       342
                                            ------- -------  -------   -------
    Total current assets...................   8,093   8,502   10,004    10,206
PROPERTY AND EQUIPMENT, at cost, net
 (Notes D and F)...........................   9,314  10,062   10,132    10,132
DEFERRED INCOME TAXES......................     --      --       --        672
OTHER ASSETS...............................     544     539      519       519
                                            ------- -------  -------   -------
  TOTAL ASSETS............................. $17,951 $19,103  $20,655   $21,529
                                            ======= =======  =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
CURRENT LIABILITIES
  Accounts payable......................... $ 1,303 $ 1,251  $ 2,555   $ 2,555
  Accrued expenses.........................   1,046     972      773       773
  Accrued license fees--related party
   (Note J)................................     394     471      475       --
  Current maturities of long-term
   obligations (Note F)....................     848     860      832       832
  Distributions payable to stockholders....   1,795     674      706    16,306
  Income taxes payable.....................     312      49      --        --
                                            ------- -------  -------   -------
    Total current liabilities..............   5,698   4,277    5,341    20,466
LONG-TERM OBLIGATIONS (Note F).............   2,836   2,353    2,051     2,051
STOCKHOLDERS' EQUITY (DEFICIT) (Note N)
  Preferred stock, par value $.01 per
   share, authorized--1,000,000 shares,
   none issued and outstanding.............     --      --       --        --
  Common stock, par value $.01 per share,
   authorized--19,000,000 shares; issued
   and outstanding--
   6,137,000 shares........................      61      61       61        61
  Additional paid-in capital...............      26      26       26    (2,543)
  Retained earnings........................   9,330  12,386   13,176     1,494
                                            ------- -------  -------   -------
  TOTAL STOCKHOLDERS' EQUITY (DEFICIT).....   9,417  12,473   13,263      (988)
                                            ------- -------  -------   -------
  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY.................................. $17,951 $19,103  $20,655   $21,529
                                            ======= =======  =======   =======

   The accompanying notes are an integral part of these financial statements.

                        CHANNELL COMMERCIAL CORPORATION

                              STATEMENTS OF INCOME

                 (amounts in thousands, except per share data)

                                                                   UNAUDITED
                                                                  THREE MONTHS
                                          YEARS ENDED DECEMBER       ENDED
                                                   31,             MARCH 31,
                                         ----------------------- --------------
                                          1993    1994    1995    1995   1996
                                         ------- ------- ------- ------ -------
Net sales............................... $23,713 $34,504 $40,972 $9,225 $10,279
Cost of goods sold......................  14,834  19,750  23,059  5,487   5,738
                                         ------- ------- ------- ------ -------
    Gross profit........................   8,879  14,754  17,913  3,738   4,541
Commission income.......................     686     904   1,098    262     230
                                         ------- ------- ------- ------ -------
                                           9,565  15,658  19,011  4,000   4,771
Operating expenses
 Selling................................   3,767   4,952   5,600  1,339   1,553
 General and administrative.............   1,100   1,445   1,707    448     370
 License fees--related party (Note J)...   1,039   1,560   2,035    458     531
 Research and development...............     486     518     498    122     128
                                         ------- ------- ------- ------ -------
                                           6,392   8,475   9,840  2,367   2,582
                                         ------- ------- ------- ------ -------
    Income from operations..............   3,173   7,183   9,171  1,633   2,189
Interest expense........................     166     156     339     90      65
                                         ------- ------- ------- ------ -------
    Income before income taxes..........   3,007   7,027   8,832  1,543   2,124
Income taxes (Note G)...................      69     429     349     61     122
                                         ------- ------- ------- ------ -------
    Net income.......................... $ 2,938 $ 6,598 $ 8,483 $1,482 $ 2,002
                                         ======= ======= ======= ====== =======
PRO FORMA INFORMATION (UNAUDITED) (Note
 B):
 Historical income before income taxes.. $ 3,007 $ 7,027 $ 8,832 $1,543 $ 2,124
 Pro forma income taxes.................   1,191   2,898   3,455    616     845
                                         ------- ------- ------- ------ -------
 Pro forma net income................... $ 1,816 $ 4,129 $ 5,377 $  927 $ 1,279
                                         ======= ======= ======= ====== =======
 Pro forma net income per share.........                 $  0.72        $  0.17
                                                         =======        =======
 Pro forma weighted average shares
  outstanding...........................                   7,451          7,451
                                                         =======        =======


   The accompanying notes are an integral part of these financial statements.

                        CHANNELL COMMERCIAL CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
             AND THE THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

                             (amounts in thousands)

                                                            ADDITIONAL
                                                     COMMON  PAID-IN   RETAINED
                                                     STOCK   CAPITAL   EARNINGS
                                                     ------ ---------- --------
Balance, January 1, 1993............................  $61      $26     $ 4,904
Net income..........................................   --       --       2,938
Dividends declared ($0.17 per share)................   --       --      (1,048)
                                                      ---      ---     -------
Balance, December 31, 1993..........................   61       26       6,794
Net income..........................................   --       --       6,598
Liquidating dividend--Canadian corporation..........   --       --        (298)
Dividends declared ($0.61 per share)................   --       --      (3,764)
                                                      ---      ---     -------
Balance, December 31, 1994..........................   61       26       9,330
Net income..........................................   --       --       8,483
Dividends declared ($0.88 per share)................   --       --      (5,427)
                                                      ---      ---     -------
Balance, December 31, 1995..........................   61       26      12,386
Dividends declared ($0.20 per share)................   --       --      (1,212)
Net income (unaudited)..............................   --       --       2,002
                                                      ---      ---     -------
Balance, March 31, 1996 (unaudited).................  $61      $26     $13,176
                                                      ===      ===     =======


   The accompanying notes are an integral part of these financial statements.

                        CHANNELL COMMERCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS

                             (amounts in thousands)

                                                                 UNAUDITED
                                                               THREE MONTHS
                                    YEARS ENDED DECEMBER           ENDED
                                             31,                 MARCH 31,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
OPERATING ACTIVITIES:
  Net income...................... $ 2,938  $ 6,598  $ 8,483  $ 1,482  $ 2,002
  Non-cash items included in net
   income:
   Depreciation and amortization..     776    1,072    1,412      415      402
   Disposal of unproductive
    assets........................     376       80      --       --       --
  (Increase) decrease in assets:
   Accounts receivable............    (596)  (1,527)     236     (873)  (2,566)
   Inventories....................    (163)    (709)      (4)    (710)      25
   Prepaid expenses...............     (43)     (70)     (63)     155       54
   Other..........................     --        (8)       6        1      (80)
  Increase (decrease) in
   liabilities:
   Accounts payable...............     385       25      (52)   1,120    1,304
   Accrued expenses...............     550      436        3     (512)    (195)
   Income taxes payable...........     (42)     304     (263)    (353)     (49)
                                   -------  -------  -------  -------  -------
Net cash provided by operating
 activities.......................   4,181    6,201    9,758      725      897
                                   -------  -------  -------  -------  -------
INVESTING ACTIVITIES:
  Acquisition of property and
   equipment......................  (1,480)  (5,851)  (2,160)  (1,030)    (472)
  Other...........................       5      (29)      (1)     --       --
                                   -------  -------  -------  -------  -------
Net cash used in investing
 activities.......................  (1,475)  (5,880)  (2,161)  (1,030)    (472)
                                   -------  -------  -------  -------  -------
FINANCING ACTIVITIES:
  Liquidating dividend--Canadian
   corporation....................     --      (298)     --       --       --
  Repayment of long-term
   obligations....................  (1,691)    (614)    (877)    (205)    (230)
  Dividends paid..................  (1,604)  (1,969)  (6,547)    (515)  (1,180)
  Proceeds from issuance of long-
   term debt......................     194    3,279      405      800      --
                                   -------  -------  -------  -------  -------
Net cash (used in) provided by
 financing activities.............  (3,101)     398   (7,019)      80   (1,410)
                                   -------  -------  -------  -------  -------
(Decrease) increase in cash.......    (395)     719      578     (225)    (985)
Cash, beginning of period.........     473       78      797      797    1,375
                                   -------  -------  -------  -------  -------
Cash, end of period............... $    78  $   797  $ 1,375  $   572  $   390
                                   =======  =======  =======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                        CHANNELL COMMERCIAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                 (amounts in thousands, except per share data)

NOTE A--DESCRIPTION OF BUSINESS

  The Company is a designer, manufacturer and marketer of precision-molded thermoplastic enclosures used by cable television operators and local telephone companies.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition--The Company recognizes revenue from product sales and commission income at the time of shipment.

  Cash--For purposes of reporting cash flows, cash and its equivalents include cash on hand, cash in banks and short-term investments with original maturities of 90 days or less.

  Combination--The Company purchased substantially all of the assets of Channell Commercial Canada Ltd. (CCCL) as of December 31, 1993. CCCL was liquidated in 1994. The Canadian operations are continued by the Company as a separate division. Prior to the combination, CCCL was owned by the majority stockholder of the Company. For periods prior to the combination, the accounts of CCCL have been included in the accompanying financial statements in a manner similar to a pooling of interests.

  Inventories--Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method of accounting.

  Depreciation and amortization--Property, equipment and improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Capital lease assets are amortized using the straight-line method over the useful life of the asset. Expenditures for all maintenance and repairs are charged against income. Additions, major renewals and replacements that increase the useful lives of assets are capitalized. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements.

  Compensation for paid absences--The Company accrues its liability for estimated employee compensation for future absences which are related to services already provided. An estimated liability for future absences in the amount of $351 and $450 is included with accrued expenses at December 31, 1994 and 1995, respectively.

  Fair value of financial instruments--The carrying value of financial instruments potentially subject to valuation risk (principally consisting of cash, accounts receivable, accounts payable and long-term obligations) approximate fair value.

  Income taxes--Effective February 1, 1990, the Company and its stockholder elected to be taxed under Section 1361 of the Internal Revenue Code as an "S" Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are individually liable for federal income taxes based on the Company's taxable income. This election is also valid for state income tax reporting; however, a provision for state income taxes is required based on a 1.5% tax rate.

  Estimates--In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)


NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

  New Accounting Standards--In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 121 provides specific guidance regarding when impairment of long-lived assets such as plant, equipment and certain intangibles, including goodwill, should be recognized and how impairment losses of such assets should be measured. Statement No. 121 is effective for fiscal years beginning after December 15, 1995. The Company has adopted Statement No. 121 for 1996 and expects that the impact on its statements of operations and financial position will not be material.

  In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 permits a company to choose either a new fair value based method of accounting for its stock based compensation arrangements or to comply with the current APB Opinion 25 intrinsic value based method, adding pro forma disclosures of net income and income per share computed as if the fair valued based method had been applied in the financial statements. Statement No. 123 is effective for fiscal years beginning after December 15, 1995. The Company has chosen to retain APB Opinion 25 and in 1996 will provide pro forma disclosures of net income and income per share.

  Unaudited financial statements--The balance sheet as of March 31, 1996 and the related statements of income, stockholders' equity and cash flows for the three months ended March 31, 1995 and 1996 were prepared from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting of normal accruals), which are necessary to properly reflect the financial position at March 31, 1996 and the results of operations and cash flows for the three months ended March 31, 1995 and 1996. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the year.

  Pro forma financial information (unaudited)--The pro forma income statement presentation reflects a provision for income taxes as if the Company had always been a C corporation using an assumed effective tax rate of approximately 41% less tax credits. The pro forma March 31, 1996 balance sheet presentation gives effect to (i) the termination of the Company's S Corporation status, (ii) the effects of $12,500 of planned distributions to stockholders, (iii) the acquisition by the Company of certain patents (the "Channell Patents") previously owned by William H. Channell, Sr., Chairman of the Board and Chief Executive Officer, and other stockholders for an aggregate consideration of $3.1 million, which will be paid initially through borrowings under the Company's bank line and then repaid from the net proceeds of the Company's proposed public offering of common stock, and (iv) the contribution by Mr. Channell, Sr. of license fees attributable to product sales in 1996 relating to the Channell Patents.

  Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average shares outstanding. Pro forma weighted average shares outstanding includes 1,314 shares to be offered in the contemplated public offering at an assumed price of $13.00 per share, the net proceeds of which will be used to fund the distributions to existing stockholders in connection with the termination of the Company's S Corporation status and to acquire the Channell Patents.

  The effect of the Company's use of a portion of the net proceeds of the contemplated public offering to repay approximately $2.9 million of bank indebtedness outstanding as of March 31, 1996 has not been reflected in pro forma net income or pro forma net income per share because the impact is not material.

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

  A reconciliation of pro forma income taxes to the Federal statutory rate is as follows:

                                                                  1993  1994  1995
                                                                  ----  ----  ----
     Federal statutory rate......................................  34%   34%   34%
     State income taxes, net of Federal tax benefit..............   6     6     6
     Other.......................................................  --     1    (1)
                                                                  ---   ---   ---
                                                                   40%   41%   39%
                                                                  ===   ===   ===

  Pro forma deferred income taxes as of March 31, 1996 result from temporary differences in the financial statement and income tax basis of assets and liabilities. The sources of these differences and the tax effect of each is as follows:

     Patents............................................................ $1,209
     Accounts receivable................................................     46
     Inventory..........................................................    100
     Depreciation.......................................................   (537)
                                                                         ------
                                                                         $  818
                                                                         ======

  The breakdown of such pro forma deferred income taxes between current and non-current is as follows:

     Current............................................................... $146
     Non-current...........................................................  672
                                                                            ----
                                                                            $818
                                                                            ====

NOTE C--INVENTORIES

  Inventories are summarized as follows:

                                                         DECEMBER 31,
                                                         ------------- MARCH 31,
                                                          1994   1995    1996
                                                         ------ ------ ---------
     Raw materials...................................... $  513 $1,111  $1,094
     Work-in-process....................................  1,064    744     732
     Finished goods.....................................  1,028    754     758
                                                         ------ ------  ------
                                                         $2,605 $2,609  $2,584
                                                         ====== ======  ======

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)


NOTE D--PROPERTY AND EQUIPMENT

  Property and equipment are summarized as follows:

                                                   DECEMBER 31,      ESTIMATED
                                                  ----------------    USEFUL
                                                   1994     1995       LIVES
                                                  -------  -------  -----------
     Machinery and equipment..................... $11,167  $12,889   3-10 years
     Office furniture and equipment..............     925    1,059   3- 7 years
     Leasehold improvements......................   1,866    1,893  15-20 years
     Construction in progress....................     714      930          --
                                                  -------  -------
                                                   14,672   16,771
     Less accumulated depreciation and amortiza-
      tion.......................................  (5,358)  (6,709)
                                                  -------  -------
                                                  $ 9,314  $10,062
                                                  =======  =======

NOTE E--LINE OF CREDIT

  The Company has in place a $3,250 line of credit with a bank for working capital purposes. This line of credit bears interest at the bank's reference rate, payable monthly. The line of credit expires on May 31, 1996. The Company is subject to various covenants identical to those described in Note F. No balances were outstanding at December 31, 1994 and 1995. This line of credit is collateralized by the equipment financed by the bank. The Company has renegotiated its line of credit. See Note O.

NOTE F--LONG-TERM OBLIGATIONS

                                                               DECEMBER 31,
                                                               --------------
                                                                1994    1995
                                                               ------  ------
      Equipment line of credit with a bank, for equipment
      acquisitions, collateralized by accounts receivable,
      inventory, the equipment financed by the bank and
      certain other items of personal property, with interest
      at the bank's reference rate plus 0.5% (effective rate
      at December 31, 1995 of 9.0%) payable $61 per month,
      through 2000. This line allows borrowings up to $4,300
      including standby letters of credit up to $500 (See
      Note O)................................................  $2,564  $2,282
      Non-revolving line of credit with a bank, allowing
      borrowings up to $1,000, collateralized by accounts
      receivable, inventory, the equipment financed by the
      bank and certain other items of personal property, with
      interest at the bank's reference rate plus 0.5%
      (effective rate at December 31, 1995 of 9.0%) payable
      $13 per month, due through 2000........................     972     806
      Notes payable to stockholder, due on demand............     120     120
      Other..................................................      28       5
                                                               ------  ------
                                                                3,684   3,213
      Less current maturities................................    (848)   (860)
                                                               ------  ------
                                                               $2,836  $2,353
                                                               ======  ======

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)


NOTE F--LONG-TERM OBLIGATIONS--CONTINUED

  Maturities of long-term obligations are as follows:

     YEAR ENDING
     DECEMBER 31,
     ------------
         1996........................................................... $  860
         1997...........................................................    798
         1998...........................................................    732
         1999...........................................................    516
         2000...........................................................    187
        Thereafter......................................................    120
                                                                         ------
                                                                         $3,213
                                                                         ======

  The lines of credit contain various financial and operating covenants which, among other things, impose certain limitations on the Company's ability to incur additional indebtedness, merge or consolidate, sell its assets, make certain investments or, under certain circumstances, pay dividends. The Company is also required to comply with covenants related to tangible net worth and other financial ratios.

NOTE G--INCOME TAXES

  The Company and its stockholders have elected to be taxed as an "S" Corporation. Accordingly, the Company does not pay federal corporate income taxes.

  The components of income taxes are as follows:

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                               1993  1994  1995
                                                               ----  ----  ----
     State.................................................... $ 68  $116  $130
      Research and development credit.........................   (3)   (9)   (8)
      Manufacturer's credit...................................  --    --    (86)
                                                               ----  ----  ----
      Total state taxes.......................................   65   107    36
     Canadian.................................................    4   322   313
                                                               ----  ----  ----
                                                               $ 69  $429  $349
                                                               ====  ====  ====

  Income taxes include the state corporate franchise tax for California and the Canadian tax imposed on the taxable income of the Company's Canadian operations. The actual state tax provision differs from the expected statutory tax due to non-deductible entertainment expense and officers' life insurance premiums.

  Temporary differences between financial statement and income tax reporting are due to the accounting for doubtful accounts, accrued license fees and depreciation. The effect of these temporary differences on the Company's balance sheet is not material.

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)


NOTE H--RETIREMENT PLANS

  Eligible employees of the Company are included in a profit-sharing plan. Annual contributions by the Company to this plan are discretionary and will not exceed that allowable for Federal income tax purposes. The accompanying statements of income include expenses of $150, $150 and $198 which have been accrued for the plan for the years ended December 31, 1993, December 31, 1994 and December 31, 1995, respectively.

  During 1993, the Company established an additional retirement plan in accordance with section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees may make voluntary contributions to the extent allowable by law. The Company is under no obligation and has not made contributions on behalf of employees to this plan.

NOTE I--CASH FLOW INFORMATION

  Supplemental disclosure of cash flow information is as follows:

                                                                         THREE
                                                                        MONTHS
                                                         YEARS ENDED     ENDED
                                                         DECEMBER 31,  MARCH 31,
                                                        -------------- ---------
                                                        1993 1994 1995 1995 1996
                                                        ---- ---- ---- ---- ----
     Interest paid..................................... $151 $191 $352 $94  $69
     Income taxes paid.................................  128  100  957 387  171

NOTE J--RELATED PARTY TRANSACTIONS

  Under the terms of exclusive licensing agreements, Mr. Channell, Sr. received payments for the use of certain patents or pending patents. These payments are based on the sale of products. Operations have been charged with $1,039, $1,560 and $2,035 for the years ended December 31, 1993, 1994 and
1995, respectively. See note B concerning contemplated transactions to terminate these agreements in connection with the contemplated public offering of the Company's Common Stock.

  The Company leases its facilities under an operating lease with Mr. Channell, Sr. Rentals paid for the years ended December 31, 1993, 1994 and 1995 were $650 each year.

  The following is a schedule of future minimum rental payments, exclusive of property taxes and insurance:

     YEAR ENDING
     DECEMBER 31,
     ------------
      1996............................................................... $  650
      1997...............................................................    650
      1998...............................................................    650
      1999...............................................................    650
      2000...............................................................    650
     Thereafter..........................................................  3,250
                                                                          ------
                                                                          $6,500
                                                                          ======

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)


NOTE K--COMMITMENTS

  The Company is obligated under the terms of several non-cancelable operating leases with third parties for its facilities, sales fleet and shipping trailer. Expense for the periods ended December 31, 1993, 1994 and 1995 was $118, $194 and $227, respectively.

  The following is a schedule of future minimum rental payments:

      YEAR ENDING
      DECEMBER 31,
      ------------
          1996............................................................ $100
          1997............................................................   58
          1998............................................................   16
                                                                           ----
                                                                           $174
                                                                           ====

  In March, 1996 the Company entered into an agreement to lease certain computer equipment and software in an amount up to $988. Lease terms commence in April 1996 and will extend for a three year period. The leases will be accounted for as capital leases.

NOTE L--CREDIT CONCENTRATIONS AND MAJOR CUSTOMERS

  The Company maintains the majority of its cash balances in one financial institution located in California which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

  One customer made up 15.5%, 18.1% and 17.5% of sales in 1993, 1994 and 1995, respectively. In 1995, another customer made up 15.6% of sales. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising the Company's base and their geographic dispersion. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

NOTE M--EXPORT NET SALES

  The Company's export net sales are as follows:

                                                                  YEARS
                                                            ENDED DECEMBER 31,
                                                           --------------------
                                                            1993   1994   1995
                                                           ------ ------ ------
      Canada.............................................. $1,712 $3,799 $3,717
      Other...............................................  1,692    758  2,354
                                                           ------ ------ ------
                                                           $3,404 $4,557 $6,071
                                                           ====== ====== ======

                        CHANNELL COMMERCIAL CORPORATION

                 (amounts in thousands, except per share data)


NOTE N--REORGANIZATION

  Effective June 14, 1996, as part of a proposed public offering of the Company's common stock, the Company was merged into a newly formed corporation, with the newly formed corporation being the surviving entity while retaining the same name as the predecessor. As part of the merger, the predecessor's existing stockholders will be issued 12.274 shares of the newly formed corporation's common stock in exchange for each outstanding share of the predecessor's common stock. This exchange has been accounted for as a reorganization and the number of outstanding shares has been restated on a retroactive basis similar to a stock split.

NOTE O--SUBSEQUENT EVENT

  Effective May 30, 1996, the Company renegotiated its lines of credit for working capital purposes and equipment, which now provide for advances of up to $3,500 and $4,800, respectively, available through May 1, 1997, and interest rates equal to the bank's reference rate in the case of the working capital line and the bank's reference rate plus 0.25% in the case of the equipment line. Such lines of credit are collateralized by the equipment financed by the bank.

                               GLOSSARY OF TERMS

  ADSL (Asymmetric Digital Subscriber Line): A standard allowing digital broadband signals and standard telephone service to be transmitted up to 12,000 feet over a twisted copper pair.

  Broadband: Transmission rates in excess of 1.544 mega bits per second typically deployed for delivery of high speed data, video and voice services.

  Cable Modem: Electronic transmission device placed on the CATV network, located at end user locations, providing two-way, high-speed data service capability including internet access for subscribers.

  CATV (Community Antenna TV, commonly called cable television): A system for distributing television programming by a cable network rather than by broadcasting electromagnetic radiation.

  Coaxial Cable: The most commonly used means of transmitting cable television signals. It consists of a cylindrical outer conductor (shield) surrounding a center conductor held concentrically in place by an insulating material.

  DLC (Digital Loop Carrier): Telecommunications transmission technology which multiplexes multiple individual voice circuits onto copper or fiber cables.

  Fiber Node: Refers to the equipment that terminates the fiber cables originating from the host digital terminal. This network element converts the optical signals to their coax electrical, RF equivalents. Synonymous with optical network interface (ONI).

  Fiber Optics: The process of transmitting infrared and visible light frequencies through a low-loss glass fiber with a transmitting laser or LED and a photo diode receiver.

  FTTC (Fiber-To-The-Curb): In a long distance network consisting of fiber optics, fiber-to-the-curb refers to the fiber optics running from the distribution plant to the curb, at which point copper is used for the curb-to-home connection.

  HDSL (High bit rate Digital Subscriber Line): By using sophisticated coding techniques, a large amount of information may be transmitted over copper. The HDSL scheme uses such coding over four copper wires and is primarily intended for high capacity bidirectional business services.

  Headend: The primary transmission point in a cable system supplying the hubs and trunk cables.

  HFC (Hybrid Fiber Coax): A type of distribution plant that utilizes fiber optics to carry service from a CO to the carrier serving area, then coaxial cable within the CSA to or close to the individual residences.

  ONU (Optical Network Unit): The curb mounted electronics device which converts fiber optic signals to electrical for service delivery or copper wires.

  PCS (Personal Communications Services): Any service offered on a personal communications network. These include basic telephone, voice mail, paging and others. Personal communications networks operate in the 1800-2000 mHz range, utilizing low power cells compared to traditional cellular technology.

  RBOC (Regional Bell Operating Company): A term for the seven regional holding companies created when AT&T divested the Bell operating companies.

  Sealed Plant: An industry term referring to the environmental protection devices built into access and termination products deployed in the outside plant portion of the telecommunications network.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Reorganization and Termination
 of S Corporation Status..................................................   14
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Selected Historical, Pro Forma and Other Financial Information............   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Management................................................................   37
Principal and Selling Stockholders........................................   43
Certain Transactions......................................................   44
Description of Capital Stock..............................................   45
Shares Eligible for Future Sale...........................................   47
Underwriting..............................................................   48
Legal Matters.............................................................   49
Experts...................................................................   49
Available Information.....................................................   49
Index to Financial Statements.............................................  F-1
Glossary of Terms.........................................................  G-1

                                ---------------

  UNTIL        (25 DAYS AFTER THE DATE HEREOF), ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                3,100,000 SHARES


                     [LOGO OF CHANNELL COMMERCIAL CORPORATION]

                                  COMMON STOCK
                                ($.01 PAR VALUE)


                            SCHRODER WERTHEIM & CO.

                               SMITH BARNEY INC.

                                        , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the expenses payable in connection with the offering of the securities to be registered and offered hereby. All of such expenses are estimates, other than the registration fee payable to the Securities and Exchange Commission and to the National Association of Securities Dealers, Inc., and all such expenses will be paid by the Company.

      Securities and Exchange Commission Registration Fee............. $ 17,211
      NASD Fee........................................................    5,491
      Nasdaq National Market Listing Fees.............................   39,600
      Blue Sky Fees...................................................   15,000
      Printing and Engraving Expenses.................................  125,000
      Legal Fees and Expenses.........................................  245,000
      Accounting Fees and Expenses....................................  150,000
      Miscellaneous...................................................    2,698
                                                                       --------
        Total......................................................... $600,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of Delaware ("GCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. In the case of any action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

  The Restated Certificate of Incorporation and Bylaws of the Company provide, in effect, that to the extent and under the circumstances permitted by Section 145 of the GCL and subject to certain conditions, the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding of the type described above by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of the Company. The Company has also entered into indemnity agreements with each of its directors and executive officers providing, among other things, that the executive officer or director shall be indemnified to the fullest extent permitted by applicable law.

  The Company's Restated Certificate of Incorporation currently provides that, to the fullest extent permitted by applicable law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   1.1   Form of Underwriting Agreement(1)
   3.1   Restated Certificate of Incorporation of the Company(1)
   3.2   Bylaws of the Company(1)
   4     Form of Common Stock Certificate(1)
   5     Opinion of Irell & Manella LLP(1)
  10.1   Form of Tax Agreement between the Company and the Existing
         Stockholders(1)
  10.2   Channell Commercial Corporation 1996 Incentive Stock Plan (including form of Stock Option Agreements and Restricted Stock Agreement)(1)
  10.3   Business Loan Agreement dated as of January 21, 1994 between the
         Company and Bank of America National Trust and Savings Association, as
         amended ("Bank of America")(1)
  10.4   Business Loan Agreement dated as of April 19, 1995 between the Company and Bank of America, as amended(1)
  10.5   The Company's Profit Sharing Plan(1)
  10.6   Agreement dated as of September 30, 1982 between the Company and
         Integral Corporation, as amended(1)
  10.7   Telephone Sales Agreement dated as of January 23, 1991 between the
         Company and Integral Corporation(1)
  10.8   Form of Employment Agreement between the Company and William H.
         Channell, Sr.(1)
  10.9   Form of Employment Agreement between the Company and William H.
         Channell, Jr.(1)
  10.10  Channell Commercial Corporation 1996 Performance-Based Annual
         Incentive Compensation Plan(1)
  10.11  Lease dated December 22, 1989 between the Company and William H.
         Channell, Sr., as amended(1)
  10.12  Lease dated May 29, 1996 between the Company and the Channell Family
         Trust(1)
  10.13  Lease dated May 17, 1994 between the Company and the Z. Paul Akian and
         Sonia Akian Family Trust(1)
  10.14  Lease dated March 1, 1994 between the Company and Allstate Life
         Insurance Company(1)
  10.15  Lease dated November 2, 1989 between the Company and Meadowvale Court
         Property Management Ltd., as amended(1)
  10.16  Lease Agreement dated as of March 1, 1996 between Winthrop Resources
         Corp. and the Company(1)
  10.17  Form of Indemnity Agreement(1)
  10.18  Form of Agreement Regarding Intellectual Property(1)
  10.19  401(k) Plan of the Company(1)
  21     Subsidiaries of the Registrant: None
  23.1   Consent of Irell & Manella LLP (included in Exhibit 5)
  23.2   Consent of Grant Thornton LLP(1)
  23.3   Consent of Houlihan, Lokey, Howard & Zukin, Inc.(1)
  27     Financial Data Schedule(2)
  99     Opinion Letter of Houlihan, Lokey, Howard & Zukin, Inc.(1)
  99.1   Consent of Eugene R. Schutt, Jr.(2)
  99.2   Consent of Edmund M. Kaufman(2)

- --------

(1) Previously filed.

(2) Filed herewith.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the items listed in item 14 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Temecula, State of California, on June 26, 1996.

                                          CHANNELL COMMERCIAL CORPORATION,
                                          a Delaware corporation


                                          By  /s/ William H. Channell, Sr.
                                             __________________________________
                                                William H. Channell, Sr.
                                                Chairman of the Board and
                                                 Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Form S-1 Registration Statement has been signed by the following persons in the capacities indicated below as of June 26, 1996.

             SIGNATURE                           TITLE
             ---------                           -----
  /s/ William H. Channell, Sr.       Chairman of the Board and
____________________________________ Chief Executive Officer
   William H. Channell, Sr.          (Principal Executive
                                     Officer)

   *                                 President and Director
____________________________________
   William H. Channell, Jr.

   *                                 Chief Financial Officer
____________________________________ (Principal Financial and
   Gary W. Baker                     Accounting Officer)

   *                                 Secretary and Director
____________________________________
   Jacqueline M. Channell

   *                                 Director
____________________________________
   Arthur L. Addis

*By /s/ William H. Channell, Sr.     Director
____________________________________
    William H. Channell, Sr.
    Attorney-in-fact

                                 EXHIBIT INDEX

                                            SEQUENTIALLY
 EXHIBIT                                      NUMBERED
 NUMBER             DESCRIPTION                 PAGE
 -------            -----------             ------------
  27     Financial Data Schedule
  99.1   Consent of Eugene R. Schutt, Jr.
  99.2   Consent of Edmund M. Kaufman